FOR IMMEDIATE RELEASE
BMO FINANCIAL GROUP REPORTS RECORD EARNINGS FOR ITS FOURTH QUARTER AND FISCAL 2005
Strength in Personal and Commercial Banking and Wealth Management Drive Record Performance. Fourth Quarter Earnings Increase 20% From a Year Ago and 22% From The Third Quarter.

Year-over-Year Operating Highlights for the Quarter:
•	Net income of $657 million, up $106 million or 20%

•	EPS[1] of $1.27 and cash EPS[2] of $1.31, up 20% and 19%, respectively

•	ROE of 19.8%, compared with 17.8%

•	Revenue[2] growth of 16.3% (18.6% excluding the impact of the weaker U.S. dollar)

•	Expense growth of 9.6% (11.8% excluding the impact of the weaker U.S. dollar)

•	Productivity ratio[2] improves 376 basis points to 61.7% and cash productivity ratio[2] improves 350 basis points to 60.9%

•	A $57 million specific provision for credit losses and no reduction in the general allowance, compared with a net $13 million recovery of credit losses a year ago, comprised of $37 million of specific provisions and a $50 million reduction in the general allowance

•	The sale of Harrisdirect, completed on October 6, 2005, results in a $49 million ($18 million after tax) gain

•	Operating Group Net Income
•	Personal and Commercial Client Group up $38 million or 14% to $305 million

•	Private Client Group up $54 million or 103% to $107 million

•	Investment Banking Group up $34 million or 18% to $225 million

•	Corporate Support down $20 million to $20 million

1	All Earnings per Share (EPS) measures in this release refer to diluted EPS unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.
References to retail and business banking refer to Personal and Commercial Client Group activities and references to wealth management refer to Private Client Group activities.
® Registered trade-mark of Bank of Montreal.

Fiscal 2005 Year-over-Year Operating Highlights:
•	Record net income of $2,400 million in 2005, up $94 million or 4.1%

•	Achieved or exceeded four of our five financial targets

•	EPS of $4.64, up 5.0%, and cash EPS of $4.79, up 4.8%

•	ROE of 18.8%, down from 19.4%
•	Productivity ratio improves 136 basis points to 63.5% and cash productivity ratio improves 120 basis points to 62.6%

•	Revenue increases 5.0% (7.2% excluding the impact of the weaker U.S. dollar), while expenses rise 2.8% (5.1% excluding the impact of the weaker U.S. dollar)

•	A $179 million provision for credit losses, comprised of $219 million of specific provisions and a $40 million reduction in the general allowance, compared with a $103 million net recovery of credit losses, comprised of $67 million of specific provisions and a $170 million reduction in the general allowance in 2004

•	Strong Tier 1 Capital Ratio of 10.25%, up from 9.39% in the third quarter and 9.81% a year ago

•	Dividends declared in 2005 rise 16% from 2004 to $1.85 per share. Quarterly dividend increases twice in 2005 and rises 11% from the fourth quarter of 2004 to $0.49 per share

•	Operating Group Net Income
•	Personal and Commercial Client Group (P&C) up $217 million or 22% to $1,199 million

•	Private Client Group (PCG) up $93 million or 41% to $320 million

•	Investment Banking Group (IBG) up $20 million or 3% to $852 million

•	Corporate Support down $236 million to $29 million due to higher specific provisions for credit losses and a lower reduction in the general allowance

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

FOURTH QUARTER 2005 MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A)
This fourth quarter MD&A commentary is as of November 29, 2005. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).
Summary Data

		Increase (Decrease)			Increase (Decrease)		Increase (Decrease)
(Canadian $ in millions, except per share data and as noted)	Fiscal-2005	vs. Fiscal 2004		Q4-2005	vs. Q4-2004		vs. Q3-2005
Revenue per financial statements	9,839	490	5%	2,620	371	16%	209	9%
Taxable equivalent basis (teb) adjustment	119	(20)	(15%)	30	—	—	—	—

Revenue (teb) (1)	9,958	470	5%	2,650	371	16%	209	9%
Specific provision for credit losses	219	152	+100%	57	20	54%	(16)	(22%)
Reduction in the general allowance	40	130	76%	—	50	+100%	—	—

Total provision for credit losses	179	282	+100%	57	70	+100%	(16)	(22%)
Non-interest expense	6,327	170	3%	1,636	143	10%	57	4%
Income taxes per financial statements	875	(97)	(11%)	254	41	19%	50	25%
Taxable equivalent basis (teb) adjustment	119	(20)	(15%)	30	—	—	—	—

Income taxes (teb) (1)	994	(117)	(11%)	284	41	16%	50	25%
Non-controlling interest in subsidiaries	58	41	+100%	16	11	+100%	2	11%
Net income	2,400	94	4%	657	106	20%	116	22%

Amortization of intangible assets (after tax)	74	(4)	(6%)	17	(2)	(10%)	—	—
Cash net income (1)	2,474	90	4%	674	104	19%	133	24%
Earnings per share — basic ($)	4.74	0.21	5%	1.30	0.22	20%	0.23	21%
Earnings per share — diluted ($)	4.64	0.22	5%	1.27	0.21	20%	0.22	21%
Cash earnings per share — diluted ($) (1)	4.79	0.22	5%	1.31	0.21	19%	0.23	21%
Return on equity (ROE)	18.8%		(0.6%)	19.8%		2.0%		3.3%
Cash ROE (1)	19.4%		(0.7%)	20.3%		1.8%		3.2%
Non-interest expense-to-revenue ratio	64.3%		(1.6%)	62.4%		(4.0%)		(3.1%)
Non-interest expense-to-revenue (teb) ratio (1)	63.5%		(1.4%)	61.7%		(3.8%)		(3.0%)
Cash non-interest expense-to-revenue (teb) ratio (1)	62.6%		(1.2%)	60.9%		(3.5%)		(2.9%)
Net interest margin	1.58%		(0.20%)	1.54%		(0.23%)		(0.07%)
Net interest margin (teb) (1)	1.62%		(0.21%)	1.58%		(0.23%)		(0.07%)

Operating Group net income:
Personal and Commercial Client Group	1,199	217	22%	305	38	14%	(2)	(1%)
Private Client Group	320	93	41%	107	54	100%	44	70%
Investment Banking Group	852	20	3%	225	34	18%	41	22%
Corporate Support, including Technology and Solutions (T&S)	29	(236)	(89%)	20	(20)	(47%)	33	+100%

BMO Financial Group net income	2,400	94	4%	657	106	20%	116	22%

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the preceding Operating Highlights and the Non-GAAP Measures section in the Financial Performance Review, which outline the use of non-GAAP measures in this document.
Toronto, November 29, 2005 — BMO Financial Group reported record net income for its fourth quarter of $657 million, up 20% from the fourth quarter a year ago and 22% from the third quarter of 2005. Net income for its 2005 fiscal year was a record $2,400 million, up $94 million or 4.1% from fiscal 2004.
PERFORMANCE OVERVIEW
“Operating results in the fourth quarter were up strongly from a year ago, notwithstanding higher provisions for credit losses and even after excluding certain significant items that increased earnings,” said Tony Comper, President and Chief Executive Officer, BMO Financial Group. “Each of our client operating groups enjoyed solid increases in net income, with business volumes up year-over-year.”

Fourth quarter net income of $657 million increased $106 million or 20% from the fourth quarter of 2004. EPS of $1.27 increased $0.21 or 20%, and cash EPS of $1.31 increased $0.21 or 19%.
Net income in the fourth quarter of 2005 was increased by the $43 million after-tax net impact of the following significant items:
•	A $49 million ($18 million after tax) gain on the sale of Harrisdirect recorded in other income in the U.S. business of Private Client Group;
•	A $50 million ($32 million after tax) gain on the sale of common shares of the TSX, split equally between Private Client Group and Investment Banking Group;
•	A $29 million ($19 million after tax) gain on the sale of our Calgary office tower recorded in other income of Corporate Support; and
•	A $40 million ($26 million after tax) adjustment that decreased Personal and Commercial Client Group’s card fees revenue as a result of further refinements made to the methodology used to determine the liability associated with our customer loyalty rewards program.
Net income in the fourth quarter of 2004 was increased by the $24 million after-tax net impact of:
•	A $50 million ($33 million after tax) reduction in the general allowance for credit losses reflected in Corporate Support; and
•	A $14 million ($9 million after tax) adjustment that decreased Personal and Commercial Client Group’s card fees revenue because of rising reward redemption rates associated with our customer loyalty rewards program.
Personal and Commercial Client Group net income in the fourth quarter rose $38 million or 14% from a year ago, driven by higher volumes in both Canada and the United States, stable margins in Canada and a lower effective tax rate. These factors were partially offset by lower card fees as a result of the foregoing loyalty rewards program adjustments. In the United States, higher volumes were attributable to acquisitions and to loan growth. Private Client Group (PCG) earnings increased $54 million or 103%, of which approximately $20 million or 38% was due to business growth and the benefit of ongoing expense management. There were gains on sale of Harrisdirect and PCG’s investment in TSX common shares in 2005. Investment Banking Group net income increased $34 million or 18%, in large part due to increased capital markets activities and a gain on its sale of TSX common shares. The weaker U.S. dollar lowered BMO’s earnings by $5 million relative to a year ago.
Revenue1 for the quarter increased $371 million or 16% from a year ago to $2,650 million. Adjusted for the impact of the weaker U.S. dollar, revenue increased $423 million or 19%. Personal and Commercial Client Group revenue increased $73 million due to higher volumes, partially offset by lower card fees and lower net interest margin in the United States. Acquired businesses in the United States contributed $13 million to revenue growth. Private Client Group revenue increased $128 million on growth in operating revenues across all of the Group’s lines of business, together with the gain of $74 million on the asset sales previously discussed. Revenue increased $103 million or 17% in Investment Banking Group due to increases in trading revenues, merger and acquisition fees and securities trading commissions. There were also increases in corporate loan volumes and investment securities gains, due to the $25 million gain on sale of TSX common shares.
Relative to the third quarter, fourth quarter net income increased $116 million or 22%, of which $43 million related to the foregoing significant items. EPS increased $0.22 or 21%, and cash EPS increased $0.23 or 21%.
Personal and Commercial Client Group net income declined $2 million or 1.1% from the third quarter. Continued growth in most personal and commercial products and a lower effective tax rate were offset by the card fees adjustment and higher expenses in Canada. Private Client Group net income increased $44 million or 70%. Higher operating earnings contributed $10 million or 16 percentage points of the increase and the balance was attributable to the gains on sale discussed previously. Investment Banking Group net income increased $41 million or 22% as revenues increased, in part due to higher trading revenues and the sale of TSX common shares.

1	On a taxable equivalent basis — see the GAAP and Related Non-GAAP Measures section

Corporate Support net income improved due to a $29 million ($19 million after tax) gain on sale of our Calgary office tower and a reduced provision for credit losses.
Revenue increased $209 million or 8.7% from the third quarter, in part due to the $88 million of significant items previously discussed. There were higher full-service investing and mutual fund fees in Private Client Group, improved capital markets activities in Investment Banking Group and volume growth in personal and commercial banking in Canada.
Net interest margin1 was 1.58% in the fourth quarter of 2005, down 24 basis points from a year ago and 7 basis points from the third quarter. In both periods, net interest margin rose modestly in Canadian personal and commercial banking but was lower in the United States and in Investment Banking Group. Net interest margin in Investment Banking Group declined due to lower trading net interest income and rising short-term interest rates in the United States that compressed spreads in our interest-rate-sensitive businesses. Net interest margins are detailed in the Revenue section of the Financial Performance Review.
The non-interest expense-to-revenue ratio1 (productivity ratio) was 61.7% in the fourth quarter, compared with 65.5% a year ago and 64.7% in the third quarter. The cash productivity ratio1 of 60.9% in the quarter improved 350 basis points from a year ago and 285 basis points from the third quarter. The improvements were attributable to strong revenue growth. Non-interest expense in the fourth quarter of 2005 was $1,636 million, a $143 million or 9.6% increase from a year ago, primarily due to higher performance-based compensation costs, in keeping with improved performance. Expenses increased $57 million from the third quarter, due primarily to severance costs. Acquired businesses in U.S. retail and business banking contributed $9 million to year-over-year expense growth.
The provision for credit losses totalled $57 million in the fourth quarter, compared with $73 million in the third quarter of 2005 and a $13 million net recovery of credit losses in the fourth quarter a year ago. The net recovery of a year ago consisted of specific provisions of $37 million and a $50 million reduction in the general allowance. There was no reduction in the general allowance in the third and fourth quarters of 2005.
Net income from U.S.-based businesses totalled $102 million or 15.5% of BMO’s net income in the quarter, compared with $61 million and 11.2% a year ago and $85 million or 15.7% in the third quarter of 2005.
Net income for fiscal 2005 of $2,400 million increased $94 million or 4.1% from 2004. The increase was attributable to the $155 million (6.8%) impact of business growth and the $122 million (5.3%) impact of a lower effective tax rate, offset in part by the $183 million (-8.0%) impact of a $282 million increase in provisions for credit losses.
“Each of our client operating groups delivered record results in fiscal 2005, as BMO again earned record net income,” added Mr. Comper. “Our personal and commercial banking and wealth management businesses performed particularly well. Enterprise-wide, growth was reduced somewhat by weaker results in Investment Banking Group’s interest-rate-sensitive businesses and by higher provisions for credit losses, as 2004 benefited from particularly favourable credit performance due to high levels of recoveries and reversals.”
EPS was $4.64, up $0.22 or 5.0%, and cash EPS was $4.79, up $0.22 or 4.8%. BMO targeted 3% to 8% EPS growth in 2005 from a base of $4.21, excluding changes in the general allowance for credit losses. Excluding the $40 million reduction in the general allowance in 2005 and the $170 million reduction in 2004, EPS increased 9.0% to $4.59, exceeding our target.
Strong revenue growth and effective cost management in Personal and Commercial Client Group and Private Client Group translated into much higher earnings in 2005. Investment Banking Group’s earnings were up modestly due in part to certain significant items, a reduced provision for credit losses and a lower effective tax rate. Earnings in Corporate Support were significantly lower due largely to higher provisions for credit losses, related in part to a greater reduction in the general allowance in 2004. The weaker U.S. dollar lowered BMO’s earnings for 2005 by $42 million relative to a year ago.

1     On a taxable equivalent basis — see the GAAP and Related Non-GAAP Measures section

Fiscal 2005 revenue rose $470 million or 5.0% to $9,958 million. Adjusted for the impact of the weaker U.S. dollar, revenue increased $683 million or 7.2%. There was strong growth in Personal and Commercial Client Group, driven by higher personal and commercial product volumes, and higher insurance and card fee revenues. There was also growth in Private Client Group full-service investing, mutual fund and term investment product revenues, which more than offset lower direct investing revenues. Investment Banking Group revenues declined as increased trading revenues and advisory fees were more than offset by reduced revenue from interest-rate-sensitive businesses. Those businesses were adversely affected by rising short-term interest rates and the resulting flatter yield curve and by competitive market conditions. Corporate Support revenues also declined, due primarily to lower net investment securities gains.
“We surpassed four of the five financial targets we set for the year, including targets for earnings growth and return on equity, after having achieved or surpassed all five of our financial targets in both 2003 and 2004,” added Mr. Comper. “We again improved our productivity, building on the significant 420 basis point improvement of the last two years, but we fell short of our targeted improvement in enterprise-wide productivity as we continued to invest in our businesses to achieve future earnings growth.”
BMO’s fiscal 2005 cash productivity ratio was 62.6%, a 120 basis points improvement from 2004. Our target was to improve the cash productivity ratio by 150 to 200 basis points in 2005. Both Personal and Commercial Client Group and Private Client Group made significant improvements in productivity; the shortfall was primarily attributable to below-target performance in Investment Banking Group, although that Group’s productivity ratio was the second best of its peer group through the first nine months of 2005.
Fiscal 2005 non-interest expense rose $170 million or 2.8% to $6,327 million. Adjusted for the impact of the weaker U.S. dollar, expenses increased $315 million or 5.1%. The increase was attributable to acquired businesses, higher performance-based compensation costs and other costs of growing our businesses.
The provision for credit losses, while favourable on a historical basis, increased $282 million in fiscal 2005. The provision in 2005 was $179 million, consisting of $219 million of specific provisions and a $40 million reduction in the general allowance for credit losses. In 2004, there was a net recovery of credit losses of $103 million, consisting of $67 million of specific provisions and a $170 million reduction in the general allowance. Higher specific provisions in 2005 related to lower reversals and recoveries, but the $219 million of specific provisions recorded was lower than our $400 million target that was established at the beginning of the year and below the $275 million updated estimate established following the second quarter.
In 2005, net income from U.S.-based businesses totalled $472 million or 19.6% of BMO’s net income, compared with $430 million and 18.7% in 2004.
The Tier 1 capital ratio was 10.25% at the end of 2005, compared with 9.39% at the end of the third quarter and 9.81% at the end of 2004. The increase from the third quarter was due to the lower deduction for goodwill as a result of the sale of Harrisdirect, to the issuance of $450 million of innovative Tier 1 capital and to higher retained earnings. The increase from a year ago was primarily attributable to those same factors, partially offset by higher risk-weighted assets, associated with loan growth in Personal and Commercial Client Group and loan and commitment growth in Investment Banking Group.
On September 1, 2005, we announced a normal-course issuer bid, commencing September 7, 2005, to repurchase for cancellation up to 15 million Bank of Montreal common shares, representing approximately 3% of BMO’s public float. The bid expires on September 5, 2006. During the quarter, we repurchased 816,000 Bank of Montreal common shares under the bid at an average cost of $57.71 per share for total consideration of $47 million. Our previous 12-month normal-course issuer bid expired on August 6 and 7,521,000 shares were repurchased under that program at an average cost of $55.51 for total consideration of $418 million. In 2005, we repurchased 6,958,000 shares under our repurchase programs at a cost of $390 million. The repurchases offset the 6,280,000 shares that were issued during 2005 due to the exercise of stock options, exchangeable shares, and the dividend reinvestment plan.

On October 6, 2005, BMO announced that it had completed the sale of its interest in its U.S. direct-investing operation, Harrisdirect, to E*TRADE Financial Corporation. There was a $49 million ($18 million after tax) gain on sale included in other revenue of Private Client Group’s U.S. business. Included in the gain was a US$25 million cost for the estimated reimbursement by Harrisdirect of mutual fund program fees related to our Harris Insight Funds. Income taxes associated with the sale were affected by tax elections. Harrisdirect’s activities in PCG’s results included (in U.S. dollars): $82 million of revenue, $51 million of non-interest expense, $10 million of net income and $16 million of cash net income in the fourth quarter; and, $209 million of revenue, $200 million of non-interest expense, $4 million of net loss and $23 million of cash net income in fiscal 2005. The foregoing results include the US$41 million (US$15 million after tax) gain on sale.
BMO’s dividend payout ratio for the year was 39.0%. On August 23, 2005, BMO announced an increase in quarterly common share dividends, raising the quarterly payment for the second time this year, by 6.5% from $0.46 to $0.49. The increase is reflective of BMO’s policy of having a 35% to 45% dividend payout ratio over time. BMO’s stated quarterly common share dividend at the end of 2005 was up 11% from the end of 2004 to $0.49 per share and dividends declared in 2005 were up 16% to $1.85 per share.

Target
2005 Financial Targets	2005 Financial Performance	Met	2006 Financial Targets
• 3% to 8% EPS growth from a base of $4.21 (excluding changes in the general allowance)	• 9.0% growth to $4.59 from a base of $4.21 (excluding the $40 million reduction in the general allowance)	✓	• 5% to 10% EPS growth from a base of $4.59 (excluding changes in the general allowance)

Overall EPS rose 5.0% to $4.64

• ROE of 17% to 18%	• 18.8%	✓	• ROE of 17% to 19%

• Specific provisions for credit losses of $400 million or less	• Specific provisions for credit losses of $219 million	✓	• Specific provisions for credit losses of $400 million or less

At the end of the second quarter we indicated that we expected specific provisions of $275 million or less in fiscal 2005	We also reduced the general allowance by $40 million

• Tier 1 capital ratio of at least 8.0%	• 10.25%	✓	• Tier 1 Capital Ratio of at least 8.0%

• Improve our cash productivity ratio by 150 to 200 bps	• 120 bps improvement	x	• Improve our cash productivity ratio by 100 to 150 bps

2006 Economic Outlook
The Canadian economy is expected to grow more strongly in 2006 as the negative impact of the strong Canadian dollar dissipates. Personal spending should continue to benefit from low, albeit rising interest rates, while business investment should remain strong amid increased confidence in the economy’s expansion. The Bank of Canada is expected to continue its recent practice of gradually raising interest rates to more normal levels. An expected moderation in commodity prices should prevent the Canadian dollar from rising further against the U.S. dollar. A more robust economic expansion in 2006 should support further growth in residential mortgages, personal loans and business lending, though higher interest rates will temper the gains. The improved economic climate should also underpin fee-based investment banking activities.
The U.S. economy is expected to again grow at a solid pace in 2006, fuelled in part by rebuilding activities along the Gulf Coast in the wake of the particularly severe hurricanes of 2005. Nationwide, business investment in productivity-enhancing capital equipment should stay strong, supporting further growth in business loans. Interest rates are forecast to rise modestly in 2006, reducing housing affordability and thereby lessening housing market activity and residential mortgage demand.
Management’s Responsibility for Financial Information
A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. BMO will file certifications, signed by the CEO and CFO, with the Canadian Securities Administrators and the SEC in the United States in December 2005 when we file our Annual Report and other annual disclosure documents. In those filings, BMO’s CEO and CFO will certify, as required by Canadian securities legislation and the United States Sarbanes Oxley Act, the appropriateness of BMO’s financial disclosures in our regulatory filings and the effectiveness of controls and procedures over those disclosures. BMO’s CEO and CFO have also certified the appropriateness of our financial disclosures in BMO’s interim filings with securities regulators in 2005.
As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information. BMO’s audited consolidated financial statements for the year ended October 31, 2005 and Management’s Discussion and Analysis for 2005 will be available on the web site on or about December 19, 2005.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of our outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate, interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies, and disruptions to public infrastructure, such as transportation, communications, power or water supply disruptions; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
Assumptions on how the Canadian and U.S. economies will perform in 2006 and how that impacts our businesses, are material factors we consider when setting our strategic priorities and objectives, and in determining our financial targets, including provision for credit losses. Key assumptions include our assumption that Canadian and U.S. economies will expand at a healthy pace in 2006 and that inflation will remain low. We also have assumed that interest rates will increase gradually in both countries in 2006 and the Canadian dollar will hold onto its recent gains. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable tax rate.
INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Quarterly Conference Call and Webcast Presentations Interested parties are also invited to listen to our quarterly conference call on Tuesday, November 29, 2005 at 1:30 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, December 13, 2005 by calling 416-695-5292 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering passcode 1165.
A live webcast of the quarterly conference call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, February 27, 2006.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations Contacts
Susan Payne, Senior Vice-President, Investor Relations, susan.payne@bmo.com, 416-867-6656
Steven Bonin, Director, Investor Relations, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, Investor Relations, krista.white@bmo.com, 416-867-7019
Chief Financial Officer
Karen Maidment, Senior Executive Vice-President and Chief Financial Officer,
karen.maidment@bmo.com, 416-867-6776
Corporate Secretary
Robert Horte, Vice-President and Corporate Secretary, Corporate and Legal Affairs
corp.secretary@bmo.com, 416-867-6785

FINANCIAL PERFORMANCE REVIEW
GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Fiscal-2005	Fiscal-2004	Q4-2005	Q3-2005	Q4-2004
Net interest income per financial statements (a)	4,787	4,798	1,194	1,214	1,176
Non-interest revenue	5,052	4,551	1,426	1,197	1,073

Revenue per financial statements (b)	9,839	9,349	2,620	2,411	2,249

Taxable equivalent basis (teb) adjustment (c)	119	139	30	30	30

Net interest income (teb) (a+c) (d) (1)	4,906	4,937	1,224	1,244	1,206
Non-interest revenue	5,052	4,551	1,426	1,197	1,073

Revenue (teb) (e) (1)	9,958	9,488	2,650	2,441	2,279

Provision for income taxes per financial statements	875	972	254	204	213
Taxable equivalent basis adjustment	119	139	30	30	30

Provision for income taxes (teb) (1)	994	1,111	284	234	243

Non-interest expense (f)	6,327	6,157	1,636	1,579	1,493
Amortization of intangible assets	(94)	(104)	(22)	(24)	(25)

Cash-based expense (g) (1)	6,233	6,053	1,614	1,555	1,468

Net income	2,400	2,306	657	541	551
Amortization of intangible assets, (net of income taxes)	74	78	17	17	19

Cash net income (1)	2,474	2,384	674	558	570
Preferred share dividends	(30)	(31)	(8)	(6)	(5)
Charge for capital (1)	(1,324)	(1,230)	(345)	(340)	(321)

Net economic profit (1)	1,120	1,123	321	212	244

Non-interest expense-to-revenue ratio (2) (%) ((f/b) x 100)	64.3	65.9	62.4	65.5	66.4
Non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((f/e) x 100)	63.5	64.9	61.7	64.7	65.5
Cash non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((g/e) x 100)	62.6	63.8	60.9	63.8	64.4
Net interest margin annualized (%) ((a / average assets) x 100)	1.58	1.78	1.54	1.61	1.77
Net interest margin (teb) annualized (1) (%) ((d / average assets) x 100)	1.62	1.83	1.58	1.65	1.82
EPS (uses net income) ($)	4.64	4.42	1.27	1.05	1.06
Cash EPS (1) (uses cash net income) ($)	4.79	4.57	1.31	1.08	1.10

(1)	These are non-GAAP amounts or non-GAAP measures.
(2)	Also referred to as productivity ratio and cash productivity ratio.
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.
BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully-taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.
Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.
Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar denominated net income, revenues, expenses, income taxes and provision for credit losses in the fourth quarter of 2005 and for the year to date were lowered relative to the comparable periods a year ago by the weakening of the U.S. dollar. Amounts in the fourth quarter were also lowered relative to the third quarter. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter. The average Canadian/U.S. dollar exchange rate in each of the first three quarters of 2005 approximated the rate at the beginning of the respective quarters; as such, there were minimal hedging gains/losses in the first nine months of the year. The hedging gain in the fourth quarter was higher due to a larger rate decline in the quarter.
The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into at the beginning of each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Effects of U.S. dollar exchange rate fluctuations on BMO’s results

	Q4-2005		Fiscal-2005
(Canadian $ in millions, except as noted)	vs. Q4-2004	vs. Q3-2005	vs. Fiscal-2004
Canadian/U.S. dollar exchange rate (average)
— Current period	1.1772	1.1772	1.2138
— Prior period	1.2642	1.2350	1.3131

Increased (reduced) revenue	(52)	(35)	(213)
Reduced (increased) expense	33	22	145
Reduced (increased) provision for credit losses	1	1	1
Reduced (increased) income taxes	8	6	19

Increased (reduced) net income before hedging gains	(10)	(6)	(48)
Hedging gains (losses)	8	8	10
Income taxes thereon	(3)	(3)	(4)

Increased (reduced) net income	(5)	(1)	(42)

Value Measures
Annualized ROE was 19.8% for the fourth quarter, up from 16.5% in the third quarter and 17.8% in the fourth quarter of 2004. Fiscal 2005 ROE was 18.8%, ahead of our annual target of 17% to 18% ROE but below the 19.4% return of 2004.
EPS for the fourth quarter was $1.27, an increase of $0.21 or 20% from a year ago and $0.22 or 21% from the third quarter. EPS for 2005 was $4.64, up $0.22 or 5.0% from 2004. Excluding the reductions in the general allowance in each of 2005 and 2004, EPS for 2005 rose 9.0% to $4.59 from $4.21, exceeding our annual target of 3% to 8% EPS growth on this basis.

Net economic profit (NEP) for the fourth quarter was $321 million (see the Non-GAAP Measures section), compared with $212 million in the third quarter and $244 million in the fourth quarter a year ago. NEP for fiscal 2005 was $1,120 million, compared with $1,123 million for 2004.
The total shareholder return (TSR) on an investment in BMO common shares was –4.6% in the fourth quarter of 2005 and 3.7% for the fiscal year. BMO’s compound annual TSR for the five-year period ended October 31, 2005 was 13.8%, the fourth best of the major Canadian banks and slightly below the six-bank average. The comparable S&P/TSX composite average annual total return was 3.3%. The five-year average annual TSR is our primary measure of shareholder value and the most important of our financial performance and condition measures. Our governing objective is to maximize shareholder value and generate, over time, first quartile total shareholder returns relative to our Canadian and North American peer groups.
Net Income
Net income and variances in net income between periods were reviewed in the preceding Performance Overview. The sections that follow review results by major financial statement category and net income by operating group is then discussed in more detail in the Review of Operating Group Performance that follows.
Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis.
Total revenue and variances in total revenue were reviewed in the preceding Performance Overview section.
Net Interest Margin (teb)

		Increase		Increase	Increase
		(Decrease)		(Decrease)	(Decrease)
(in basis points)	Fiscal-2005	vs. Fiscal-2004	Q4-2005	vs. Q4-2004	vs. Q3-2005
P&C Canada	267	(2)	270	3	4
P&C United States	348	(31)	336	(22)	(7)

Personal and Commercial Client Group	280	(6)	281	0	2
Private Client Group	819	73	849	117	43
Investment Banking Group	59	(30)	45	(39)	(13)
Corporate Support, including T&S	nm	nm	nm	nm	nm

Total BMO	162	(21)	158	(24)	(7)

nm — not meaningful
On November 1, 2004, we commenced the consolidation of certain of our customer securitization vehicles, pursuant to the adoption of the CICA’s new accounting requirement on the consolidation of VIEs. This lowered net interest margin in the first and second quarters of 2005 relative to comparable periods as it resulted in the inclusion of approximately $21 billion of average assets in BMO’s balance sheet. On April 29, 2005, we completed the restructuring of these VIEs; consequently, the VIE assets were no longer included in BMO’s balance sheet as of that date. BMO’s net interest margin in the first and second quarters was approximately 12 basis points lower and for fiscal 2005 was approximately 6 basis points lower than it would have been if we were not required to consolidate VIE assets in those periods. Investment Banking Group’s net interest margin was approximately 9 basis points lower than it would have been in the first and second quarters and approximately 4.5 basis points lower for the year.
Net interest margin was 1.58% in the fourth quarter of 2005, down 24 basis points from a year ago. Net interest margin was lower in U.S. retail and commercial banking and in Investment Banking Group. Relative to the third quarter, BMO’s net interest margin decreased by 7 basis points as personal and commercial banking margins in Canada rose modestly, but were largely offset by a decline in the United States. Net interest margin in Investment Banking Group declined due to rising short-term interest rates in the United States that compressed spreads in our interest-rate-sensitive businesses, lower spreads on corporate loans due to the competitive environment in the United States and lower net interest trading revenues. Net interest margin in fiscal 2005 declined 21 basis points from a year ago to 1.62%, as both Personal and Commercial Client Group and Investment Banking Group faced margin pressure.
In the fourth quarter, net interest income was $1,224 million, an increase of $18 million from a year ago. Average assets were $43 billion higher, of which approximately two-thirds was attributable to Investment Banking Group and the remainder to Canadian and U.S. personal and commercial banking products. Net interest margin was 24 basis points lower. Net interest margin increased in Canadian personal and commercial banking but continues to be affected by the shift in customer product preferences toward lower-spread products and increased competition in the sustained low interest rate environment. Net interest margin declined in U.S. retail and business banking, due to competitive pressures limiting our ability to pass on higher short-term rates to loan customers and due to lower rates earned on longer-term deposits. Investment Banking Group net interest margin declined due to lower trading net interest income and due to lower spreads on corporate loans in the competitive rate environment in the United States and in interest-rate-sensitive businesses in the rising interest rate environment.
Trading revenue includes both net interest income and non-interest revenue. Although, trading revenues were very strong in the fourth quarter of 2005, net interest trading revenues were slightly negative, as the associated costs of funding the trading assets exceeded interest earned on them. Many of our trading assets are non-interest bearing and most trading revenue in the quarter consisted of mark-to-market gains, which are included in non-interest trading revenues.
Relative to the third quarter, net interest income was $20 million lower, as volume growth in Canadian and U.S. personal and commercial banking was only partially offset by lower net interest income in Investment Banking Group. Average assets increased $7.4 billion, primarily due to higher levels of derivative financial instruments that were associated with market opportunities. Net interest margin in the Personal and Commercial Client Group was marginally higher in Canada, but declined in the United States. Net interest margin in Investment Banking Group declined 13 basis points due to rising short-term interest rates in the United States that compressed spreads in interest-rate-sensitive businesses and due to lower trading income associated with higher funding costs.
Net interest income decreased $31 million to $4,906 million in fiscal 2005. Average assets increased $33.4 billion, of which approximately $10.5 billion related to the VIE assets included in BMO’s consolidated balance sheet in the first six months of the year. There was asset growth in both Investment Banking Group and Personal and Commercial Client Group. Net interest income declined in Investment Banking Group due to the interest rate environment and competitive market conditions. Net interest income was higher in Personal and Commercial Client Group due primarily to volume growth, including acquisitions in the United States.
In the fourth quarter, non-interest revenue was $1,426 million, up $353 million or 33% from the fourth quarter of 2004. The increase was due in part to the $49 million gain on sale of Harrisdirect and $29 million gain on sale of the Calgary office tower. There were significant increases in trading revenues due to high volatility in the energy sector and improved results in interest rate and equity trading. Net investment securities gains were up $42 million, as this quarter’s results included a $50 million gain on sale of TSX common shares. There was also growth in mutual fund, securities commissions, and mergers and acquisitions fees. Securitization revenues declined as a portion of our credit card loans securitization matured in the first quarter of 2005.
Relative to the third quarter, non-interest revenue increased $229 million or 19%, due in part to the gains on sale that were outlined previously and higher non-interest trading revenue. Securities commissions, mergers and acquisitions fees and equity underwriting fees also increased. Card fees declined in the current quarter due to the adjustment outlined previously.
Non-interest revenue increased $501 million or 11% to $5,052 million in fiscal 2005. Card fees were higher and non-interest trading revenue increased sharply, as higher commodities, interest rate and foreign exchange were only partially offset by lower equity revenues. Other revenue was also much higher, due in part to the aforementioned gains on sale in the fourth quarter and the $44 million gain recorded in the second quarter on restructuring VIEs. Card fees, mutual fund and insurance revenues also rose. Net investment securities gains were $165 million in fiscal 2005, compared with $175 million in 2004. In 2005, there was a $50 million gain related to the change in accounting for merchant banking investments and the $50 million gain on sale of TSX shares. Advisory fees rose but underwriting fees declined, as securitization revenues fell, due in part to the maturity of a portion of our credit card loans securitization. The weaker U.S. dollar reduced the overall pace of growth in non-interest revenues.
Non-Interest Expense
Non-interest expense was $1,636 million in the fourth quarter of 2005, an increase of $143 million from a year ago, in part due to a $119 million increase in performance-based compensation costs. This latter increase was due to improved results and Investment Banking Group’s reduction of performance-based costs in 2004, in line with results in that period. Expense growth was mitigated by the $33 million impact of the weaker U.S. dollar. Relative to the third quarter, non-interest expense increased $57 million due to severance and revenue-based costs.
In fiscal 2005, non-interest expense was $6,327 million, up $170 million or 2.8% from 2004. The increase was due to the $51 million impact of acquired businesses, a $25 million litigation provision in the second quarter and other cost increases, including a $124 million increase in performance-based compensation costs, primarily in Investment Banking Group and Private Client Group. These were partially offset by the $145 million impact of the weaker U.S. dollar.
The non-interest expense-to-revenue ratio (productivity ratio) was 61.7% in the fourth quarter of 2005, 65.5% in the fourth quarter of 2004 and 64.7% in the third quarter of 2005. In fiscal 2005, the productivity ratio was 63.5%, compared with 64.9% in 2004. The cash productivity ratio in fiscal 2005 improved 120 basis points from 2004 to 62.6%. Our target was to improve the cash productivity ratio by 150 to 200 basis points in 2005. In 2006, BMO plans to focus on growing revenue to continue to improve productivity.

Risk Management
Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Fiscal-2005	Fiscal-2004	Q4-2005	Q3-2005	Q4-2004
New specific provisions	408	510	93	113	107
Reversals of previously established allowances	(122)	(312)	(22)	(19)	(45)
Recoveries of loans previously written off	(67)	(131)	(14)	(21)	(25)

Specific provision for credit losses	219	67	57	73	37

Reduction of the general allowance	(40)	(170)	—	—	(50)

Provision for (recovery of) credit losses	179	(103)	57	73	(13)

Specific PCL as a % of average net loans and acceptances (annualized)	0.13%	0.04%	0.13%	0.17%	0.09%
PCL as a % of average net loans and acceptances (annualized)	0.11%	(0.07% )	0.13%	0.17%	(0.03% )

Changes in Gross Impaired Loans and Acceptances (GIL)

GIL, Beginning of Period	1,119	1,918	932	1,052	1,303

Additions to impaired loans & acceptances	423	607	105	91	109
Reductions in impaired loans & acceptances	(319)	(936)	(108)	(96)	(162)
Write-offs	(419)	(470)	(125)	(115)	(131)

GIL, End of Period	804	1,119	804	932	1,119

GIL as a % of gross loans & acceptances	0.46%	0.71%	0.46%	0.54%	0.71%
GIL as a % of equity and allowances for credit losses	4.91%	7.47%	4.91%	5.92%	7.47%

The provision for credit losses totalled $57 million in the fourth quarter of 2005, compared with $73 million in the third quarter and a $13 million net recovery in the fourth quarter of 2004. The recovery in the fourth quarter of 2004 was due to a $50 million reduction in the general allowance. There was no reduction in the general allowance in the third and fourth quarters of 2005.
In fiscal 2005, BMO recorded provisions for credit losses totalling $179 million, comprised of $219 million of specific provisions and a reduction in the general allowance of $40 million. This compares with a net recovery of $103 million in 2004, comprised of $67 million of specific provisions and reductions in the general allowance totalling $170 million. Specific provisions were lower than the $400 million target established at the beginning of the year and the $275 million updated estimate established following the second quarter of the year, due to better than expected credit conditions.
As can be determined from the Provisions for Credit Losses table above, the $152 million increase in specific provisions in 2005 was primarily attributable to a $254 million reduction in aggregate reversals and recoveries, partly offset by a $102 million decline in new specific provisions. The lower level of reversals and recoveries was expected at this point in the credit cycle, particularly given the declining levels of new gross impaired loans, or formations, and related provisions over the past two years.
As discussed above, formations of new impaired loans – a key driver of specific provisions – declined to $423 million in 2005 from $607 million in 2004. Formations were $105 million in the fourth quarter, compared with $91 million in the third quarter and $109 million in the fourth quarter of 2004. Volatility in impaired loan formations by quarter is normal and formations are in line with expectations.
Partly as a result of the decline in impaired loan formations, at October 31, 2005, gross impaired loans totalled $804 million, their lowest level in seven years. The decline from $932 million at the end of the third quarter and

$1,119 million a year earlier was also attributable to effective loan realization practices including cash collections and loan sales. In 2005, BMO sold $102 million of gross impaired loans with related reversals and recoveries of $22 million, down from $440 million of loan sales and $71 million of reversals and recoveries in 2004. In the fourth quarter, BMO sold $71 million of gross impaired loans with related reversals and recoveries of $12 million. The pace of impaired loan sales slowed appreciably in the second half of 2004 and in 2005 due to lower levels of impaired loans from which to effect sales and to changing market conditions. Sales are expected to remain at comparable levels in 2006.
At October 31, 2005, the allowance for credit losses totalled $1,128 million, down from $1,200 million at the end of the third quarter and $1,308 million a year earlier. Specific allowances totalled $169 million, down from $228 million in the third quarter and $298 million a year ago. The decline in specific allowances is directly related to the decline in impaired loans over the same period. The general allowance, which is maintained to absorb impairment in the existing credit portfolio that cannot be specifically identified, totalled $959 million at year-end, compared with $972 million at the end of the third quarter and $1,010 million a year earlier. The change in 2005 resulted from a reduction of $40 million in the second quarter along with the impact of foreign exchange. In 2004, reductions in the general allowance totalled $170 million, of which $50 million occurred in the fourth quarter. We believe the specific and general allowances, together, fully address impairment in BMO’s credit portfolio.
Credit asset quality conditions continued to improve in 2005. BMO’s loan portfolio continues to be comprised largely of more stable consumer and commercial loans, which, excluding securities borrowed or purchased under resale agreements, represented 87% of the loan book at the end of 2005, up marginally from the third quarter and a year ago. Moreover, approximately 90% of the consumer portfolio, which includes credit cards, is comprised of secured loans. Excluding credit cards and residential mortgages, approximately 80% of BMO’s consumer loans are secured.
BMO has no material exposures at risk to industry sectors considered to be of most concern in today’s economy. These include the airline, auto and forestry sectors, as well as those other sectors that are particularly sensitive to rising energy prices. Nonetheless, we remain attentive to those factors that could affect credit quality in the consumer and corporate and commercial portfolios. They include: continuing high energy costs, the impact of the sharp appreciation of the Canadian dollar relative to the U.S. dollar on export sectors, and the potential impact of rising interest rates.
Looking forward, we expect the credit environment to remain stable in 2006, with potential weakness developing in the later part of the year. This outlook is supported by low corporate default rates, continuing low levels of impaired loan formations, and an expectation of stable economic conditions across North America. Accordingly, we expect the 2006 provision for credit losses to be $400 million or less, with the increase over the current year largely related to the credit cycle and the expectation for increasing levels of new specific provisions and somewhat lower levels of reversals and recoveries.
BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 62 to 65 of the 2004 Annual Report. There have been no significant changes to levels of liquidity and funding risk or structural market risk over the quarter. Trading and underwriting Market Value Exposure (MVE), while comparable to year-end 2004, decreased from the third quarter as a result of enhancements that were made to the measurement of commodity risk in the fourth quarter. In the first quarter of 2005, a one-day correlated EV model for money market/accrual portfolios in trading and underwriting was implemented for market risk management and reporting purposes. The decrease in the 12-month earnings volatility reported in the following table was primarily due to the implementation of this model. There were no other significant changes to risk and liquidity and funding management practices in 2005.

Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

	Market value			12-month
(After-tax Canadian equivalent)	exposure (MVE)			earnings volatility
	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Jul. 31	Oct. 31
	2005	2005	2004	2005	2005	2004
Trading and Underwriting	11.6	17.8	10.0	9.1	16.5	18.0
Structural	326.3	331.4	340.2	28.1	33.1	28.0

Total	337.9	349.2	350.2	37.2	49.6	46.0

*	Measured at a 99% confidence interval
Total Trading and Underwriting MVE Summary ($ millions)*

		For the year ended October 31, 2005				For the year ended October 31, 2004
(Pre-tax Canadian equivalent)	Year-end	Average	High	Low	Year-end	Average	High	Low
Commodity VaR	3.2	4.2	13.0	1.0	1.1	1.3	3.3	0.5
Equity VaR	3.8	4.9	7.1	2.8	3.9	4.4	13.1	2.3
Foreign exchange VaR	0.4	0.6	2.2	0.1	0.5	1.4	3.8	0.1
Interest rate VaR (Mark to Market)	3.8	4.4	8.9	2.5	3.8	5.2	11.2	3.4
Correlation	(5.5)	(6.6)	(10.2)	(3.7)	(4.6)	(5.4)	(8.8)	(1.4)

Comprehensive VaR	5.7	7.5	14.7	4.0	4.7	6.9	14.9	4.2
Interest rate VaR (accrual)	8.0	8.5	12.3	5.6	6.3	7.5	11.9	4.3
Issuer Risk	4.1	3.9	5.6	2.7	4.0	4.5	7.0	2.9

Total MVE	17.8	19.9	27.4	14.1	15.0	18.9	28.4	14.1

*	One-day measure using a 99% confidence interval
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

(After-tax Canadian equivalent)
				Earnings
	Economic			sensitivity
	value			over the next
	sensitivity			12 months
	Oct. 31	Jul. 31	Oct. 31	Oct. 31	Jul. 31	Oct. 31
	2005	2005	2004	2005	2005	2004
100 basis point increase	(228.8)	(232.5)	(224.3)	25.1	13.4	9.2
100 basis point decrease	191.9	188.9	183.7	(22.4)	(15.7)	(20.2)

200 basis point increase	(478.0)	(490.3)	(470.4)	44.1	30.4	22.2
200 basis point decrease	347.3	356.8	332.3	(45.8)	(60.9)	(62.9)

*	Exposures are in brackets and benefits are represented by positive amounts
Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in this MD&A.
The provision for income taxes was $284 million in the fourth quarter of 2005, an increase of $41 million from the fourth quarter a year ago and $50 million from the third quarter. The increase from a year ago was due to higher earnings, offset in part by a lower effective tax rate. The effective tax rate for the quarter was 29.7% (28.0% excluding the gain on sale of Harrisdirect), compared with 30.4% a year ago and 29.7% in the third quarter.
In fiscal 2005, the provision for income taxes declined $117 million to $994 million. In 2005, there were $66 million of recoveries of prior years’ income taxes, a high tax rate on the gain on sale of Harrisdirect because of tax elections, and $29 million of non-taxable revenue on restructuring VIEs. There was a $19 million increase to the provision for future income tax liabilities related to U.S. real estate recorded in the first quarter of 2004. The effective tax rate in 2005 was 28.8% (30.5% excluding the recoveries of prior years’ income taxes, the sale of Harrisdirect and the $29 million of non-taxable revenue), down from 32.4% (31.8% excluding the increase to the provision for future income tax liabilities) in fiscal 2004. We expect that the effective rate for fiscal 2006 will be 30% to 31% and consider this rate to be sustainable.
BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period.
The U.S. dollar weakened in the last two quarters of 2005 after having strengthened during the first two quarters. As such, hedging of the investments in U.S. operations has given rise to a hedging gain in the third and fourth quarters and hedging losses in the first two quarters of the year. These resulted in an income tax charge of $115 million in shareholders’ equity for the quarter and $101 million for the year. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited interim consolidated financial statements for further details.
Balance Sheet
Total assets of $297.5 billion increased $32.3 billion from October 31, 2004. The increase primarily reflects growth in net loans and acceptances ($18.1 billion), securities ($6.8 billion), other assets ($4.8 billion) and cash resources ($2.7 billion). The increase in other assets was primarily due to increases in the value of commodity derivative financial instruments associated with higher client activities and higher energy prices.
There was an $18.1 billion increase in net loans and acceptances. Residential mortgages and retail loans increased $8.4 billion, due to the low interest rate environment, the active housing market and the maturity of a portion of our credit card loan securitizations. Net loans to businesses and governments and related acceptances increased $3.2 billion due to growth in the corporate loans portfolio. Securities borrowed or purchased under resale agreements increased $5.7 billion due to increased customer demand.
The $6.8 billion increase in securities was attributable to an $8.9 billion increase in trading securities, partly offset by a $2.1 billion decrease in investment securities. The change in trading securities was attributable to an increase in corporate debt securities related to growth in our credit derivatives business and increased holdings of Government of Canada issued paper. The excess of investment securities’ market value over book value decreased $89 million from a year ago to -$3 million, mainly reflecting a reduction in the excess related to corporate equities.
The $2.7 billion increase in cash resources was primarily from increased deposits with other banks to take advantage of market opportunities and the $827 million of proceeds on the sale of Harrisdirect.
Total liabilities increased $31.2 billion from October 31, 2004, reflecting increases in deposits ($18.6 billion), securities sold but not yet purchased ($5.7 billion), securities lent or sold under repurchase agreements ($1.3 billion) and derivative financial instruments ($4.9 billion).
Deposits by banks, which account for more than 13% of total deposits, increased $4.8 billion and were used to fund the increases in cash resources and securities. Deposits by businesses and governments, which account for 48% of total deposits, increased $12.8 billion and were used to fund growth in securities and loans. Deposits from individuals, which account for 39% of total deposits, increased $1.0 billion and were used to fund growth in loans.

Capital Management
BMO’s Tier 1 capital ratio was 10.25% at the end of 2005, compared with 9.39% at the end of the third quarter and 9.81% at the end of 2004. The increase from the third quarter was due to a lower deduction for goodwill as a result of the sale of Harrisdirect, to the issuance of $450 million of innovative Tier 1 capital and to higher retained earnings. The increase from a year ago was primarily attributable to those same factors, partially offset by increased risk-weighted assets, largely due to loan growth in Personal and Commercial Client Group and loan and commitment growth in Investment Banking Group.
The total capital ratio was 11.76%, compared with 11.08% at the end of the third quarter and 11.31% at the end of 2004. The increase from the third quarter was due to the same factors that increased Tier 1 capital. The increase from a year ago was primarily due to the factors affecting the Tier 1 capital ratio and net issuances of subordinated debt.
On September 1, 2005, we announced a normal-course issuer bid, commencing September 7, 2005, to repurchase for cancellation up to 15 million Bank of Montreal common shares, representing approximately 3% of BMO’s public float. The bid expires on September 5, 2006. During the quarter, we repurchased 816,000 Bank of Montreal common shares under the bid at an average cost of $57.71 per share for total consideration of $47 million. Our previous 12-month normal-course issuer bid expired on August 6 and 7,521,000 shares were repurchased under that program at an average cost of $55.51 for total consideration of $418 million. In 2005, we repurchased 6,958,000 shares under our repurchase programs at a cost of $390 million. The repurchases offset the 6,280,000 shares that were issued during 2005 due to the exercise of stock options, exchangeable shares, and the dividend reinvestment plan.
On September 13, 2005, Bank of Montreal redeemed all of its $250 million 8.80% Debentures, Series 18 due 2010. The redemption was prompted by the high yield relative to current market rates.
On September 30, 2005, BMO Capital Trust, a subsidiary of Bank of Montreal, issued $450 million of Trust Capital Securities-Series E (BMO BOaTS) that qualify as innovative Tier 1 capital for regulatory purposes. The transaction enhances the cost effectiveness of BMO’s capital structure and the proceeds were used for general funding purposes.
BMO’s dividend payout ratio for the year was 39.0%. On August 23, 2005, BMO announced an increase in quarterly common share dividends, raising the quarterly payment for the second time this year, by 6.5% from $0.46 to $0.49. The increase is reflective of BMO’s policy of having a 35% to 45% dividend payout ratio over time. BMO’s stated quarterly common share dividend at the end of 2005 was up 11% from the end of 2004 to $0.49 per share and dividends declared in 2005 were up 16% to $1.85 per share.
Credit Rating
BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA- with a stable outlook, the best, together with two of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high-quality issues.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2004, audited consolidated financial statements outline our significant accounting policies. In addition, Note 2 to the attached unaudited interim consolidated financial statements provides details of changes to significant accounting polices since October 31, 2004, specifically, changes related to liabilities and equity, variable interest entities and merchant banking investments. These changes and their impact on results are consistent with the discussion in our Annual MD&A on page 57 of the Annual Report.
Pages 55 and 56 of the 2004 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.

REVIEW OF OPERATING GROUPS PERFORMANCE
The following sections review the financial results of each of our operating groups for the fourth quarter and 2005 fiscal year, and outline some of their business achievements in the quarter.
Periodically, certain business lines and units within the business lines are transferred between client groups to align more closely with BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
Note 13 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.
Operating Groups Summary Income Statements and Statistics

	Fiscal Year					Quarter
				Corp.					Corp.
				incl.					incl.
(Canadian $ in millions, except as noted)	P&C	PCG	IBG	T&S	Total BMO	P&C	PCG	IBG	T&S	Total BMO
Net interest income (teb)	3,561	577	965	(197)	4,906	925	147	185	(33)	1,224
Non-interest revenue	1,655	1,459	1,776	162	5,052	407	425	520	74	1,426

Total revenue (teb)	5,216	2,036	2,741	(35)	9,958	1,332	572	705	41	2,650
Provision for (recovery of) credit losses	299	4	98	(222)	179	74	1	24	(42)	57
Non-interest expense	3,142	1,520	1,477	188	6,327	815	389	372	60	1,636

Income before income taxes and non- controlling interest in subsidiaries	1,775	512	1,166	(1)	3,452	443	182	309	23	957
Income taxes (teb)	576	192	314	(88)	994	138	75	84	(13)	284
Non-controlling interest in subsidiaries	—	—	—	58	58	—	—	—	16	16

Net income Q4-2005	1,199	320	852	29	2,400	305	107	225	20	657

Net income Q3-2005						307	63	184	(13)	541

Net income Q4-2004	982	227	832	265	2,306	267	53	191	40	551

Other statistics

Net economic profit	667	188	417	nm	1,120	170	73	115	nm	321
Return on equity	22.7%	20.0%	21.0%	nm	18.8%	22.8%	26.6%	22.0%	nm	19.8%
Cash return on equity	23.3%	22.4%	21.0%	nm	19.4%	23.4%	28.8%	22.0%	nm	20.3%
Non-interest expense-to-revenue ratio (teb)	60.2%	74.6%	53.9%	nm	63.5%	61.2%	67.9%	52.8%	nm	61.7%
Cash non-interest expense-to- revenue ratio (teb)	59.4%	72.1%	53.9%	nm	62.6%	60.4%	65.8%	52.8%	nm	60.9%
Net interest margin (teb)	2.80%	8.19%	0.59%	nm	1.62%	2.81%	8.49%	0.45%	nm	1.58%
Average common equity	5,191	1,582	3,967	1,869	12,609	5,203	1,583	3,968	2,271	13,025
Average assets ($ billions)	127.0	7.1	163.8	5.2	303.2	130.7	6.9	163.1	5.9	306.6
Full-time equivalent staff						18,641	4,645	2,156	8,343	33,785

nm — not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP (P&C)

		Increase (Decrease)				Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Fiscal-2005	vs. Fiscal 2004			Q4-2005	vs. Q4-2004			vs. Q3-2005
Net interest income (teb)	3,561	209	6%		925	66	8%		19	2%
Non-interest revenue	1,655	130	9%		407	7	2%		(15)	(3%	)

Total revenue (teb)	5,216	339	7%		1,332	73	6%		4	—
Provision for credit losses	299	—	—		74	—	—		(1)	(1%	)
Non-interest expense	3,142	65	2%		815	39	5%		31	4%

Income before income taxes and non-controlling interest in subsidiaries	1,775	274	18%		443	34	8%		(26)	(5%	)
Income taxes (teb)	576	58	11%		138	(4)	(3%	)	(24)	(14%	)
Non-controlling interest in subsidiaries	—	(1)	(100%	)	—	—	—		—	—

Net income	1,199	217	22%		305	38	14%		(2)	(1%	)

Amortization of intangible assets (after tax)	34	1	6%		7	(2)	(4%	)	(3)	(9%	)

Cash net income	1,233	218	22%		312	36	13%		(5)	(1%	)

Return on equity	22.7%		(2.1%	)	22.8%		(4.1%	)		(0.3%	)
Cash return on equity	23.3%		(2.3%	)	23.4%		(4.3%	)		(0.4%	)
Non-interest expense-to-revenue ratio (teb)	60.2%		(2.9%	)	61.2%		(0.4%	)		2.1%
Cash non-interest expense-to-revenue ratio (teb)	59.4%		(2.9%	)	60.4%		(0.4%	)		2.1%
Net interest margin (teb)	2.80%		(0.06%	)	2.81%		—			0.02%
Average assets	127,018	9,892	8%		130,719	9,186	8%		2,043	2%

Details on the split of the segment’s Canadian and U.S. results are provided at the end of this section.
Financial Performance Review
Net income was $305 million for the fourth quarter of 2005, up $38 million or 14% from a year ago, driven by strong volumes in both Canada and the United States, stable margins in Canada and a lower effective tax rate. Net income in Canada included a $40 million ($26 million after tax) reduction to credit card fees in the fourth quarter of 2005. This reduction was due to further refinements made to the methodology used to determine the liability associated with our customer loyalty rewards program. Results in the fourth quarter of 2004 included a $14 million ($9 million after tax) card fees adjustment to increase the recorded liability because of rising reward redemption rates. Relative to the third quarter, net income declined $2 million, primarily due to the card fees adjustment and higher expenses in Canada. These factors were partially offset by continued growth from most personal and commercial products, stable net interest margins and a lower effective tax rate.
Net income for 2005 was $1,199 million, up $217 million or 22% from the record results of a year ago, driven by strong volumes and effective cost management, partially offset by lower net interest margin in the United States. In addition to the card fees adjustment, net income in Canada also included $34 million of recoveries of prior years’ income taxes. In 2004, we recorded $65 million ($42 million after tax) of adjustments to credit card fees to increase the recorded liability because of rising reward redemption rates. Excluding all of the foregoing adjustments in both periods, net income for 2005 rose $167 million or 16%.
Revenue for the quarter rose $73 million or 5.8% from a year ago to $1,332 million. Growth in Canada was attributable to strong volume growth in personal and commercial products, including revenue from the sale of term investment products and mutual funds and $15 million of other revenues from sundry asset sales. These were partially offset by reduced card fees. Net interest margins were modestly higher than a year ago but continued to be affected by competition in the low interest rate environment and the continuing shift in customer product preferences toward lower-spread products. Higher revenues in the United States were attributable to strong growth in consumer and commercial loans and the $13 million impact of acquisitions, partially offset by the effects of lower net interest margin and the $16 million impact of the weaker U.S. dollar.

Relative to the third quarter, revenue increased $4 million; however, excluding the card fees adjustment, revenue increased $44 million or 3.4%. The increase was attributable to Canadian operations, with continued growth in most personal and commercial products, a moderate rise in net interest margins and other revenues from sundry asset sales. These factors were partially offset by reduced card fees. In the United States, revenue declined primarily due to the impact of the weaker U.S. dollar. Net interest margin rose in Canada. However, margins continued to decline in the United States due to competitive pressures limiting our ability to pass on higher short-term rates to loan customers and lower rates earned on longer-term deposits. These factors were mitigated by growth in higher-spread business loans and growth and pricing actions in certain deposits categories. In addition, since asset balances comprise the denominator in the net interest margin calculation, and, since P&C Chicagoland Banking’s loan growth has exceeded its deposit growth over time, the margin has been negatively affected.
In fiscal 2005, revenue increased $339 million or 6.9% to $5,216 million. In Canada, there was strong volume growth across most products, including revenue from the sale of term investment products, mutual funds and securitization activities. The lower card fees adjustment in 2005 also contributed to the revenue growth. These factors were partially offset by a small decline in net interest margin in Canada due to a continuing shift in customer product preferences toward lower-spread products and competition in the low interest rate environment. In the United States, higher revenues were due to strong loan growth and acquisitions, partially offset by the impact of lower net interest margin and the effect of the weaker U.S. dollar. The weaker U.S. dollar lowered revenue growth by $73 million or 1.5 percentage points, substantially offsetting the $75 million incremental impact of acquisitions.
Non-interest expense of $815 million in the fourth quarter was up $39 million or 5.0% from a year ago. The increase was in part due to continued investments in our distribution network in Canada and to acquisitions in the United States. Relative to the third quarter, non-interest expense rose $31 million or 3.9%. In Canada, this increase was attributable to higher employee related costs, the timing of marketing expenses and higher investments in our distribution network. The Group’s overall expense growth was reduced by the $12 million impact of the weaker U.S. dollar.
In fiscal 2005, non-interest expense was up $65 million or 2.1% to $3,142 million. The increase was largely attributable to the same factors that contributed to the rise in the fourth quarter. In 2005, our U.S. business incurred approximately $20 million of costs to integrate new businesses and effect the charter consolidation that is expected to produce savings in 2006 and beyond, up from $4 million of such costs in 2004. The Group’s overall expense growth was reduced by the $53 million impact of the weaker U.S. dollar.
The Group’s productivity ratio in the fourth quarter was 61.2%, a 40 basis points improvement from a year ago, but a deterioration of 210 basis points from the third quarter, primarily due to the adjustment to card fees and higher costs in the fourth quarter. The Group’s productivity ratio in fiscal 2005 improved 290 basis points to 60.2%. This improvement follows a 110 basis point improvement in 2004, as revenue growth outpaced expense growth in both periods. Productivity improved in both Canada and the U.S. but the improvement was more pronounced in Canada. U.S. results were affected by the expense of integrating acquired businesses, opening new branches and consolidating the charters.
Net income from U.S. operations represented 10.6% of the Group’s total net income in the fourth quarter of 2005, compared with 11.6% in the prior year and 10.1% in the third quarter. In fiscal 2005, earnings from U.S. operations represented 10.4% of total Personal and Commercial Client Group net income, compared with 11.2% a year ago. P&C Chicagoland Banking net income rose Cdn$15 million or 13%. Excluding the charter consolidation and new business integration costs in 2005 and 2004, net income increased $25 million or 23%.
BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in the Personal and Commercial Client Group on a pro-forma basis and provides more geographic detail on results. The table reflects the inclusion of $96 million of corporate mid-market revenue and

$24 million of net income in the fourth quarter and $432 million of revenue and $131 million of net income in U.S. results for the year.
If results of the U.S. mid-market banking unit were included in Personal and Commercial Client Group results, net income from U.S. operations as a percentage of the Group’s earnings would be 17.2% for the quarter and 19.2% for the year, compared with 10.6% and 10.4% as currently reported. Revenue from U.S. operations, after including the U.S. mid-market corporate banking unit, would be 22.3% of the Group’s revenue for the quarter and 23.5% for the year, compared with 16.7% and 17.2% as currently reported. On a similarly-adjusted basis, the productivity ratio would be 60.3% for the quarter and 58.8% for the year, compared with 61.2% and 60.2% as currently reported.
Overall revenues and net income of the mid-market banking unit have declined relative to comparative periods due to lower spreads in both corporate banking loans and cash management services and the weaker U.S. dollar. Corporate banking assets continue to grow, while deposits have declined in cash management.
Personal and Commerical Client Group adjusted to include U.S.-based mid-market business

		Increase (Decrease)				Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Fiscal-2005	vs. Fiscal-2004			Q4-2005	vs. Q4-2004			vs. Q3-2005
United States — revenue	1,329	(68)	(5%	)	319	(29)	(8%	)	(19)	(6%	)
Total revenue (teb)	5,648	226	4%		1,428	39	3%		(8)	(1%	)

United States — net income	256	(51)	(17%	)	57	(19)	(25%	)	(7)	(12%	)
Total net income	1,330	151	13%		329	18	5%		(11)	(4%	)

United States — non-interest expense-to-revenue ratio	62.9%		4.5%		65.5%		7.4%			2.1%
Total — non-interest expense-to-revenue ratio	58.8%		(1.2%	)	60.3%		1.3%			2.5%

Business Developments and Achievements
The Group’s priorities for fiscal 2005 are outlined on pages 37 and 39 of BMO’s 2004 Annual Report. Notable business developments and achievements in the fourth quarter in support of the Group’s 2005 priorities are listed below.
•	The Group achieved strong balance sheet growth in Canada. Loans and acceptances, after adding back the effects of the securitizations, increased $7.8 billion or 7.9% from the prior fiscal year, $8.2 billion or 8.0% from the fourth quarter of 2004, and $2.5 billion or 2.4% from the third quarter. Personal and commercial deposits grew $2.8 billion or 7.0% for the year and grew $2.3 billion or 5.6% in the fourth quarter relative to a year ago and $0.4 billion or 0.9% from the third quarter.
•	In Canada, one of our priorities was to increase our business banking market share relative to our competitors. The most recently available data (June 2005) indicates that business banking market share increased 7 basis points from a year ago to 18.82% but declined 8 basis points from the previous period (March 2005). The decline from the previous period was almost entirely due to competitor portfolio purchases. BMO continued to rank second in business banking market share for business loans $5 million and below. Business banking market share statistics are issued by the Canadian Bankers Association on a one-calendar quarter lag basis.
•	In Canada, the most recently available data indicates that our total share of the banking industry’s personal market business was 13.04%, an increase of 5 basis points from the most recent quarter, driven by continuing growth in mutual funds and residential mortgages, partially offset by a decline in personal deposits. Compared to the same quarter a year ago, personal market share declined 7 basis points, as strong growth in mutual funds was more than offset by declines in personal loans and deposits. Personal market share statistics are based on September data, the most recently available.
•	In 2005, we continued to invest in our distribution network with a focus on sales and service processes and technology, while also rationalizing and upgrading our physical network. The primary focus going forward is investment in the expansion and continuing upgrade of our physical distribution network including the replacement of our ABMs.
•	BMO continues to offer innovative solutions with the launch of the BMO Student Six Pack, the most comprehensive and value-filled student banking program in the market. This program will assist in establishing relationships and driving new account acquisitions in the youth segment
•	In the United States, loans increased US$2.5 billion or 18.7% from a year ago, in part due to the US$0.7 billion impact of acquisitions. Consumer loans continued to grow strongly, increasing 14.0% in a highly competitive market. Indirect auto loans increased US$601 million or 20.1% and small business loans grew US$821 million or 21.7% as businesses continued to increase their borrowings.
•	The business integrations of Mercantile Bancorp Inc. and New Lenox State Bank continue. Early revenue growth and cost reduction results are encouraging with both entities exceeding their forecasted results for Fiscal 2005.
•	The purchase of Edville Bankcorp, Inc. and its subsidiary Villa Park Trust and Savings Bank announced in Q3 2005, is expected to close by the end of 2005, pending receipt of regulatory approval. Villa Park Bank, headquartered in Villa Park, Illinois, is a well-regarded community bank with two desirable locations. This acquisition complements Harris’ existing expansion plans in the Chicagoland area, and provides Harris with the opportunity to further expand its community banking services in the growing and highly attractive DuPage County, where Harris enjoys strong market presence. DuPage County is located about 30 kilometres southwest of downtown Chicago.
•	New branches were opened in Highland Park and Lake Villa in September and in Palatine, Homewood and Des Plaines in October. With these openings, the Harris community banking network has grown to 176 locations in Chicagoland and 195 overall, including our branches in Northwest Indiana, and remains on target to reach 200 locations in Chicagoland and 20 locations in Northwest Indiana by 2007. As we close in on this goal, our plan is to use our existing infrastructure and integration capabilities to grow to 350 to 400 branches over the next five years.

P&C — Canada

		Increase (Decrease)				Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Fiscal-2005	vs. Fiscal-2004			Q4-2005	vs. Q4-2004			vs. Q3-2005
Net interest income (teb)	2,829	155	6%		741	56	8%		24	3%
Non-interest revenue	1,490	139	10%		368	12	3%		(13)	(3%	)

Total revenue (teb)	4,319	294	7%		1,109	68	6%		11	1%
Provision for credit losses	269	(2)	(1%	)	67	—	—		—	—
Non-interest expense	2,483	43	2%		652	34	6%		38	6%

Income before income taxes and non-controlling interest in subsidiaries	1,567	253	19%		390	34	9%		(27)	(6%	)
Income taxes (teb)	493	52	12%		118	(3)	(3%	)	(23)	(16%	)
Non-controlling interest in subsidiaries	—	(1)	(100%	)	—	—	—		—	—

Net income	1,074	202	23%		272	37	15%		(4)	(2%	)

Amortization of intangible assets (after tax)	10	—	—		2	(2)	(14%	)	(1)	(21%	)

Cash net income	1,084	202	23%		274	35	15%		(5)	(2%	)

Non-interest expense-to-revenue ratio (teb)	57.5%		(3.1%	)	58.9%		(0.3%	)		2.9%
Cash non-interest expense-to-revenue ratio (teb)	57.3%		(3.1%	)	58.7%		(0.3%			2.9%
Net interest margin (teb)	2.67%		(0.02%	)	2.70%		0.03%			0.04%
Average assets	105,963	6,732	7%		109,019	6,833	7%		2,254	2%

P&C — Chicagoland Banking

		Increase (Decrease)				Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Fiscal-2005	vs. Fiscal-2004			Q4-2005	vs. Q4-2004			vs. Q3-2005
Net interest income (teb)	732	54	8%		184	10	6%		(5)	(3%	)
Non-interest revenue	165	(9)	(5%	)	39	(5)	(11%	)	(2)	(4%	)

Total revenue (teb)	897	45	5%		223	5	2%		(7)	(3%	)
Provision for credit losses	30	2	7%		7	—	—		(1)	(8%	)
Non-interest expense	659	22	3%		163	5	2%		(7)	(5%	)

Income before income taxes and non-controlling interest in subsidiaries	208	21	12%		53	—	—		1	3%
Income taxes (teb)	83	6	9%		20	(1)	(1%	)	(1)	3%
Non-controlling interest in subsidiaries	—	—	—		—	—	—		—	—

Net income	125	15	13%		33	1	4%		2	3%

Amortization of intangible assets (after tax)	24	1	9%		5	—	—		(2)	(5%	)

Cash net income	149	16	13%		38	1	4%		—	—

Non-interest expense-to-revenue ratio (teb)	73.4%		(1.4%	)	72.7%		(0.3%	)		(1.2%	)
Cash non-interest expense-to-revenue ratio (teb)	69.9%		(1.5%	)	69.3%		(0.3%	)		(1.2%	)
Net interest margin (teb)	3.48%		(0.31%	)	3.36%		(0.22%	)		0.06%
Average assets	21,055	3,160	18%		21,700	2,353	12%		(211)	(1%	)

P&C — Chicagoland Select Financial Data (US$ in millions)
Net interest income (teb)	602	86	17%		156	18	13%		3	2%
Non-interest revenue	137	3	2%		33	(2)	(6%	)	—	—

Total revenue (teb)	739	89	14%		189	16	9%		3	2%
Non-interest expense	543	57	12%		138	12	10%		—	—
Net Income	102	17	20%		27	2	8%		2	8%
Average assets	17,352	3,709	27%		18,435	3,129	20%		692	4%

PRIVATE CLIENT GROUP (PCG)

		Increase (Decrease)				Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Fiscal-2005	vs. Fiscal-2004			Q4-2005	vs. Q4-2004			vs. Q3-2005
Net interest income (teb)	577	44	9%		147	15	12%		—	—
Non-interest revenue	1,459	141	11%		425	113	37%		93	28%

Total revenue (teb)	2,036	185	10%		572	128	29%		93	20%
Provision for credit losses	4	(1)	(14%	)	1	—	—		—	—
Non-interest expense	1,520	16	1%		389	27	8%		8	2%

Income before income taxes	512	170	50%		182	101	+100%		85	90%
Income taxes (teb)	192	77	68%		75	47	+100%		41	+100%

Net income	320	93	41%		107	54	+100%		44	70%

Amortization of intangibles (after tax)	37	(6)	(13%)		9	(1)	(14%	)	1	8%

Cash net income	357	87	32%		116	53	84%		45	63%

Return on equity	20.0%		5.6%		26.6%		13.3%			11.0%
Cash return on equity	22.4%		5.2%		28.8%		12.8%			11.2%
Non-interest expense-to-revenue ratio (teb)	74.6%		(6.7%	)	67.9%		(13.6%	)		(11.7%	)
Cash non-interest expense-to-revenue ratio (teb)	72.1%		(5.8%	)	65.8%		(12.4%	)		(11.1%	)
Net interest margin (teb)	8.19%		0.73%		8.49%		1.18%			0.43%
Average assets	7,061	(84)	(1%	)	6,912	(292)	(4%	)	(311)	4%

PCG U.S. Business Select Financial Data (US$ in millions)
Total revenue	448	23	5%		140	41	41%		41	41%
Non-interest expense	417	(26)	(6%	)	109	(4)	(4%	)	—	—
Net income	10	21	+100%		10	19	+100%		16	+100%
Cash net income	39	19	95%		17	18	+100%		17	+100%
Average assets	2,754	(42)	(2%	)	2,602	(264)	(9%	)	(210)	(7%	)

Financial Performance Review
Net income for the fourth quarter of 2005 was a record $107 million, up $54 million or 103% from a year ago. Results in the fourth quarter of 2005 included a $49 million ($18 million after tax) gain on sale of the Group’s U.S. direct-investing operations and a $25 million ($16 million after tax) gain on the sale of TSX common shares. Results in the fourth quarter a year ago included $20 million ($13 million after tax) of severance and other business optimization costs. Relative to the third quarter of 2005, net income increased $44 million or 70%. Net income for 2005 reached a record high of $320 million, an increase of $93 million or 41% over 2004. Higher earnings were achieved primarily through strong growth in operating revenues along with the benefit of ongoing expense management initiatives. Results also benefited from the impact of the aforementioned asset sales.
Revenue of $572 million in the fourth quarter increased $128 million or 29% from a year ago, but would have increased $140 million or 32% if the Canadian/U.S. dollar exchange rate had remained unchanged. Increased operating revenue across all of the Group’s lines of business and the $74 million of gains on the asset sales drove higher results. Relative to the third quarter, revenue increased $93 million or 20%.
Revenue in the fiscal year increased $185 million or 10% from a year ago to $2,036 million, but would have increased $232 million or 13% if the Canadian/U.S. dollar exchange rate had remained unchanged. The Group’s successful revenue-generating initiatives and favourable market conditions drove strong commission and fee- based revenue growth in full-service investing, while increased managed-asset levels and positive net sales continued to drive higher revenues in the mutual fund businesses. Net interest income increased due in part to improved net interest margin on term investment products, compensating for relatively flat demand. Pricing reductions lowered commission revenue in U.S. direct investing. Revenues also included $74 million of gains on the asset sales.
Non-interest expense of $389 million in the fourth quarter increased $27 million or 7.7%, but would have increased $36 million or 10% if the Canadian/U.S. dollar exchange rate had remained unchanged. The fourth quarter of 2004 included $20 million of severance and other business optimization costs. Expense growth was primarily attributable to those businesses with high variable costs relative to revenues, and was in line with increased revenues. Relative to the third quarter of 2005, non-interest expense increased $8 million or 2.3%.
In fiscal 2005, non-interest expense of $1,520 million increased $16 million or 1.1%, but would have increased $55 million or 3.7% if the Canadian/U.S. dollar exchange rate had remained unchanged. Higher expenses were attributable primarily to higher revenue-based costs. The Group’s productivity ratio improved by 670 basis points from a year ago, but would have improved 380 basis points excluding the gains noted above.
All amounts in the following paragraphs discussing U.S. operations are stated in U.S. dollars. The net income from U.S. operations was $10 million in the fourth quarter of 2005, an improvement of $19 million from a year ago and $16 million from the third quarter, primarily due to the $41 million ($15 million after tax) gain recognized on the sale of Harrisdirect. Included in the gain was a US$25 million cost for the estimated reimbursement by Harrisdirect of mutual fund program fees related to our Harris Insight Funds. Excluding the gain on sale, revenues were relatively unchanged from a year ago as the impact of pricing reductions in direct investing was offset by higher client trade volumes. Non-interest expense in the fourth quarter declined $4 million or 4% from a year ago.
The net income from U.S. operations was $10 million in 2005, $21 million better than a year ago, including the $41 million ($15 million after tax) gain recognized on the sale of Harrisdirect. Revenue increased $23 million to $448 million but declined $18 million excluding the sale of Harrisdirect. Pricing reductions in our direct investing business more than offset moderate fee-based revenue growth. Non-interest expense declined $26 million or 6.0% due to lower revenue-based costs and the benefit of ongoing expense management initiatives. Results in the prior year included $10 million of severance and other business optimization costs incurred in the fourth quarter.
On October 6, 2005, BMO announced the completion of the sale of its U.S. direct-investing operation, Harrisdirect, to E*TRADE Financial Corporation. Harrisdirect’s activities in PCG’s results included (in U.S. dollars): $82 million of revenue, $51 million of non-interest expense, $10 million of net income and $16 million of cash net income in the fourth quarter of 2005; and, $209 million of revenue, $200 million of non-interest expense, $4 million of net loss and $23 million of cash net income in fiscal 2005. The foregoing amounts include the $41 million gain on sale ($15 million after-tax).
Business Developments and Achievements
The Group’s priorities for fiscal 2005 are outlined on page 43 of BMO’s 2004 Annual Report. Notable business developments and achievements in support of the Group’s 2005 objectives are listed below.
•	The Group’s $256 billion of assets under management and administration, including term deposits, declined $17 billion or 6.1% year-over-year. Excluding the effect of the weaker U.S. dollar on U.S.-based assets and the sale of our U.S. direct-investing operation, the Group’s assets under management increased 9.2% and assets under administration increased 11%. Term investment products were relatively unchanged.
•	Full-service brokerage assets grew 11% year-over-year to $82 billion.
•	BMO InvestorLine was the Globe and Mail’s choice as best online broker for the fourth consecutive year and has now received fourteen top rankings from industry surveys in the past five years.
•	Guardian Group of Funds Ltd. and BMO Mutual Funds continue to outperform the mutual fund industry, with quarterly net sales exceeding the industry average. Guardian launched its Floating Rate Income Fund in the quarter. This fund provides exposure to short-term interest rates and a high level of Canadian dollar interest income, in line with short-term floating-rate instruments with durations of less than 365 days.

\

INVESTMENT BANKING GROUP (IBG)

		Increase (Decrease)				Increase (Decrease)			Increase (Decrease)
(Canadian $ in millions, except as noted)	Fiscal-2005	vs. Fiscal-2004			Q4-2005	vs. Q4-2004			vs. Q3-2005
Net interest income (teb)	965	(295)	(23%	)	185	(95)	(34%	)	(47)	(20%	)
Non-interest revenue	1,776	268	18%		520	198	62%		104	25%

Total revenue (teb)	2,741	(27)	(1%	)	705	103	17%		57	9%
Provision for credit losses	98	(40)	(29%	)	24	(20)	(44%	)	—	—
Non-interest expense	1,477	72	5%		372	82	28%		(2)	(1%	)

Income before income taxes	1,166	(59)	(5%	)	309	41	15%		59	23%
Income taxes (teb)	314	(79)	(20%	)	84	7	8%		18	26%

Net income	852	20	3%		225	34	18%		41	22%

Amortization of intangible assets (after tax)	2	1	55%		1	2	11%		1	8%

Cash net income	854	21	2%		226	36	18%		42	22%

Return on equity	21.0%		2.4%		22.0%		5.1%			4.0%
Cash return on equity	21.0%		2.3%		22.0%		5.1%			4.0%
Non-interest expense-to-revenue ratio (teb)	53.9%		3.1%		52.8%		4.5%			(4.8%	)
Cash non-interest expense-to-revenue ratio (teb)	53.9%		3.2%		52.8%		4.6%			(4.8%	)
Net interest margin (teb)	0.59%		(0.30%	)	0.45%		(0.39%	)		(0.13%	)
Average assets	163,848	22,157	16%		163,114	30,715	23%		4,636	3%

IBG U.S. Business Select Financial Data (US$ in millions)
Total revenue	1,037	60	6%		261	45	21%		23	10%
Non-interest expense	519	1	—		152	18	13%		20	15%
Net income	284	33	13%		53	14	36%		(5)	(9%	)
Average assets	37,484	7,044	23%		44,536	16,943	61%		10,842	32%

Financial Performance Review
Investment Banking Group net income for the fourth quarter of 2005 was $225 million, up $34 million or 18% from a year ago, including the Group’s $25 million ($16 million after tax) share of the gain on sale of TSX common shares. The increase was attributable to higher revenues in the stronger capital markets environment. Results in both periods benefited from a reduction in performance-based compensation costs, in line with results for each of the periods. Relative to the third quarter, net income increased $41 million or 22% due to improved revenues.
In fiscal 2005, net income rose $20 million to a record $852 million. Performance in both years was affected by significant items. Results in 2005 included a $44 million ($37 million after tax) gain recognized on restructuring VIEs and a $32 million recovery of prior years’ income taxes. Results in 2004 included the $38 million after-tax impact of amounts recovered on a loan that had been previously written off and $44 million ($29 million after tax) of interest expense on the unwinding of hedge contracts associated with fixed income investment securities that were sold. Adjusting for the foregoing items in both periods, net income would have decreased by $40 million. The decline was attributable to reduced net interest income. In 2005, net investment securities gains were increased by the $50 million impact of gains recognized on a change in accounting for merchant banking investments and by the aforementioned gain on sale of TSX shares; however, net investment securities gains were also high in 2004, increasing by only $4 million to $143 million in 2005.
Revenue for the fourth quarter of 2005 was $705 million, up $103 million or 17% from a year ago. Capital markets were stronger than a year ago, contributing to growth in trading revenues, merger and acquisition fees and securities trading commissions. Higher corporate loan volumes and increased investment securities gains also contributed to the growth. Net interest income was lower due to lower trading net interest income, the continuing effect of compressed spreads in interest-rate-sensitive businesses, the run-off of non-core assets and reduced spreads on corporate loans in the competitive environment. The weaker U.S. dollar lowered revenue by $26 million.

Relative to the third quarter, revenue increased $57 million or 8.9%. Capital markets were more favourable than in the previous quarter, resulting in improved trading, merger and acquisition, equity underwriting and commission revenues. Net investment securities gains were also higher.
In fiscal 2005, revenue declined $27 million or 1.0% to $2,741 million. Improved non-interest revenues were more than offset by reduced net interest income. Higher non-interest revenue was largely due to increased trading revenue, as higher commodities, interest rate and foreign exchange were only partially offset by lower equity trading revenues. Revenue recognized on restructuring VIEs contributed to the growth and merger and acquisition fees and commission revenues were also higher. Net investment securities gains increased $4 million, including a $50 million gain related to the change in accounting for merchant banking investments. Net interest income declined due to compressed spreads in our interest-rate-sensitive businesses as a result of the rising short-term interest rate environment and flatter yield curve, lower spreads on corporate loans and our strategy of reducing non-core assets. The weaker U.S. dollar lowered revenue by $110 million or 4.0%.
The provision for credit losses in the fourth quarter of 2005 was $24 million, comparable to the third quarter but lower than the $44 million in the fourth quarter of 2004. The provision for credit losses was $98 million in fiscal 2005, compared with $138 million in 2004.
Non-interest expense was $372 million in the fourth quarter, up $82 million from a year ago, primarily due to higher performance-based compensation, as areas of revenue weakness in 2005 were concentrated in businesses with low variable costs. Non-interest expense was comparable to the third quarter. In fiscal 2005, non-interest expense was $1,477 million, up $72 million or 5.1% from fiscal 2004. The increase was largely due to the same factors discussed above. The weaker U.S. dollar lowered expenses by $45 million.
The Group’s productivity ratio for the fourth quarter deteriorated 450 basis points from a year ago but improved 480 basis points from a weak third quarter to 52.8%. Revenue declined while expenses rose, as reduced revenues were primarily concentrated in businesses with relatively low variable costs. The Group’s productivity ratio for 2005 deteriorated 310 basis points to 53.9%.
Net income from U.S. operations represented 27% of Group net income in the fourth quarter, compared with 26% a year ago and 39% in the third quarter. U.S. net income was higher in the third quarter due primarily to lower income taxes. Net income from U.S. operations represented 41% of the Group’s net income in 2005, compared with 40% in 2004.
Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. Overall revenues and net income of the mid-market banking unit have declined relative to comparative periods due to lower spreads on both corporate banking loans and cash management services. Corporate banking assets continue to grow, while deposits have declined in cash management. In the fourth quarter of 2005, the revenue from our mid-market portfolio represented 13.9% of total Group revenue and 31.2% of our U.S. revenue. In fiscal 2005, the revenue from our mid-market portfolio represented 15.8% of total Group revenue and 34.3% of our U.S. revenue. Often, such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of the Personal and Commercial Client Group are included in that group’s section of the MD&A.
Business Developments and Achievements
The Group’s priorities for fiscal 2005 are outlined on page 46 of BMO’s 2004 Annual Report. Notable business developments and achievements in the fourth quarter in support of the Group’s 2005 priorities are listed below.
•	During the quarter, BMO Nesbitt Burns participated in 62 Canadian equity transactions and 70 Canadian debt transactions, which raised $33.6 billion. Our successes included lead managing $250 million in preferred share offerings for each of Power Financial and Power Corporation, as well as the $220 million initial public offering of the Morneau Sobeco Income Fund.

•	BMO Nesbitt Burns advised on a number of large M&A transactions that were announced in the quarter, including a $5 billion energy trust merger between Acclaim Energy Trust and Starpoint Energy Trust, Goldcorp’s acquisition of certain Placer Dome mining assets from Barrick Gold for US$1.35 billion in cash (pending the latter’s acquisition of Placer Dome), as well as hostile defense mandates for Canico Resources (which on November 11 entered into an agreement to be acquired by Companhia Vale do Rio Doce for approximately $900 million), Vincor and the Hudson’s Bay Company.
•	In August, Harris Nesbitt served as lead arranger on US$135 million of new senior secured credit facilities to enable Rosen’s Diversified Inc. (RDI) to complete its acquisition of competitor American Foods Group (AFG). Harris Nesbitt’s M&A Group also represented the owner of AFG in this transaction. RDI is the nation’s sixth largest beef processor and a leading independent distributor of agricultural chemicals in the Midwestern U.S. RDI also recently asked the firm to underwrite a US$15 million increase to its US$95 million revolving credit facility.
•	The fourth quarter was one of the best ever for the U.S. Securitization Group (USSG). The group closed nine conduit deals during the quarter (adding six new clients), as well as one balance sheet loan and four term transactions, which included one lead role and three co-manager participations. USSG also embarked on a Whole Loan Initiative, a natural progression of the services provided to new and existing securitization clients. The initial transaction is slated to close in the first quarter of fiscal 2006.
CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

		(Decrease)				(Decrease)			(Decrease)
(Canadian $ in millions, except as noted)	Fiscal-2005	vs. Fiscal-2004			Q4-2005	vs. Q4-2004			vs. Q3-2005
Net interest income (teb)	(197)	11	5%		(33)	32	46%		8	16%
Non-interest revenue	162	(38)	(20%	)	74	35	89%		47	+100%

Total revenue (teb)	(35)	(27)	(+100)		41	67	+100%		55	+100%
Provison for (recovery of) credit losses	(222)	323	59%		(42)	90	67%		(15)	(59%	)
Non-interest expense	188	17	10%		60	(5)	(9%	)	20	47%

Income (loss) before taxes and non-controlling interest in subsidiaries	(1)	(367)	(+100%	)	23	(18)	(45%	)	50	+100%
Income taxes (teb)	(88)	(173)	(+100%	)	(13)	(9)	(+100%	)	15	50%
Non-controlling interest in subsidiaries	58	42	+100%		16	11	+100%		2	11%

Net income (loss)	29	(236)	(89%	)	20	(20)	(47%	)	33	+100%

Corporate Support U.S. Business Select Financial Data (US$ in millions)
Revenue	(73)	(24)	(49%	)	(7)	23	77%		14	67%
Provision for (recovery of) credit losses	(74)	25	25%		(17)	8	32%		(17)	(+100%	)
Non-interest expense	50	4	9%		12	(1)	(8%	)	16	+100%
Net income	(12)	(9)	(+100%	)	(4)	2	33%		6	60%
Average assets	4,800	(658)	(12%	)	5,228	363	7%		851	19%

Corporate Support
Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
Technology and Solutions
Technology and Solutions (T&S) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The Group focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency.
Financial Performance Review
Operating results for Technology and Solutions’ (T&S) are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to the three client operating groups (P&C, PCG and IBG) and only minor amounts are retained in T&S results. As such, results in this section largely reflect Corporate Support activities.
In the fourth quarter, net income was $20 million, compared with net income of $40 million a year ago. The decrease was due to very favourable credit performance in the comparative quarter, as the recovery of credit losses decreased $89 million from a year ago, in part due to a $50 million reduction of the general allowance in 2004. This was partly offset by the $29 million gain on sale of our Calgary office tower and by increased interest income. Relative to the third quarter, net income improved $33 million due largely to the gain on sale of the office tower and lower provisions for credit losses.
Net income for fiscal 2005 was $29 million, compared with $265 million in the comparable period a year ago. Results for the current fiscal year included a $223 million net recovery of credit losses, compared with a $545 million net recovery in 2004. The change was in part due to the $170 million reduction of the general allowance in 2004 declining to $40 million in 2005. Net investment securities gains and foreign exchange gains were lower than in the comparable period a year ago.
Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Business Developments and Achievements
T&S focuses on improving profitability by applying the most efficient and effective technology and processes for BMO. The following notable business developments were supported by T&S in the fourth quarter of 2005.
•	BMO completed the transaction for the sale/leaseback of the First Canadian Centre in Calgary to GWL Realty Advisors. BMO currently occupies about 25 per cent of the First Canadian Centre, a 41-storey, 520,000 square-foot office tower located in the city’s downtown core.
•	Construction of BMO’s Barrie Computer Centre continues to proceed toward summer 2006 occupation. Split-site operations between existing Toronto computing centres have been established to simulate the environment that will exist when the Barrie Computer Centre goes live. This state-of-the-art data centre and office building facility will enhance BMO Financial Group’s highly efficient processing infrastructure.
•	The Private Client Group department within Corporate Technology Development achieved Level 4 of the SEI Capability Maturity Model (SEI-CMM) for software in November. This group joins an elite list of approximately 150 software development organizations that successfully implement strict quality and productivity goals for both software products and processes. In September, two additional development areas were the first software engineering organizations in Canada to achieve Capability Maturity Model Integration (CMMI) Maturity Level 3.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

	For the three months ended						For the twelve months ended
	October 31,	July 31,	April 30,	January 31,	October 31,	Change from	October 31,	October 31,	Change from
(Unaudited) (Canadian $ in millions, except as noted)	2005	2005	2005	2005	2004	October 31, 2004	2005	2004	October 31, 2004
Income Statement Highlights
Total revenue	$2,620	$2,411	$2,397	$2,411	$2,249	16.5%	$9,839	$9,349	5.2%
Total revenue (teb) (a)	2,650	2,441	2,428	2,439	2,279	16.3	9,958	9,488	5.0
Provision for credit losses	57	73	6	43	(13)	(+100)	179	(103)	(+100)
Non-interest expense	1,636	1,579	1,579	1,533	1,493	9.6	6,327	6,157	2.8
Net income	657	541	600	602	551	19.5	2,400	2,306	4.1

Common Share Data ($)
Diluted earnings per share	$1.27	$1.05	$1.16	$1.16	$1.06	$0.21	$4.64	$4.42	$0.22
Diluted cash earnings per share (a)	1.31	1.08	1.21	1.19	1.10	0.21	4.79	4.57	0.22
Dividends declared per share	0.49	0.46	0.46	0.44	0.44	0.05	1.85	1.59	0.26
Book value per share	26.53	26.00	25.60	24.93	24.24	2.29	26.53	24.24	2.29
Closing share price	57.81	61.10	56.65	55.28	57.55	0.26	57.81	57.55	0.26
Total market value of common shares ($ billions)	28.9	30.6	28.2	27.7	28.8	0.1	28.9	28.8	0.1

	As at
	October 31,	July 31,	April 30,	January 31,	October 31,	Change from
	2005	2005	2005	2005	2004	October 31, 2004
Balance Sheet Highlights
Assets	$297,532	$290,389	$292,356	$294,094	$265,194	12.2%
Net loans and acceptances	174,337	171,618	172,641	160,825	156,248	11.6
Deposits	193,793	188,750	191,045	182,332	175,190	10.6
Common shareholders’ equity	13,270	13,001	12,764	12,482	12,143	9.3

	For the three months ended					For the twelve months ended
	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,	October 31,
	2005	2005	2005	2005	2004	2005	2004
Primary Financial Measures (%) (b)
Average annual five year total shareholder return	13.8	17.4	19.6	21.8	18.9	13.8	18.9
Diluted earnings per share growth	19.8	(15.3)	3.6	16.0	9.3	5.0	28.5
Diluted cash earnings per share growth (a)	19.1	(15.0)	3.4	15.5	10.0	4.8	27.3
Return on equity	19.8	16.5	19.5	19.4	17.8	18.8	19.4
Cash return on equity (a)	20.3	17.1	20.2	20.0	18.5	19.4	20.1
Net economic profit (NEP) growth (a)	31.8	(37.4)	(2.1)	22.0	10.3	(0.3)	59.6
Revenue growth	16.5	2.1	(0.4)	3.4	(3.9)	5.2	3.9
Revenue growth (teb) (a)	16.3	2.0	(0.7)	2.9	(4.3)	5.0	3.7
Non-interest expense-to-revenue ratio	62.4	65.5	65.9	63.6	66.4	64.3	65.9
Non-interest expense-to-revenue ratio (teb) (a)	61.7	64.7	65.0	62.9	65.5	63.5	64.9
Cash non-interest expense-to-revenue ratio (teb) (a)	60.9	63.8	64.0	61.9	64.4	62.6	63.8
Provision for credit losses-to-average loans and acceptances (annualized)	0.13	0.17	0.01	0.11	(0.03)	0.11	(0.07)
Gross impaired loans and acceptances-to- equity and allowance for credit losses	4.91	5.92	6.77	7.10	7.47	4.91	7.47
Cash and securities-to-total assets ratio	26.2	26.8	27.6	25.0	25.8	26.2	25.8
Tier 1 capital ratio	10.25	9.39	9.38	9.72	9.81	10.25	9.81
Credit rating
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	3.7	13.8	12.6	(1.5)	20.0	3.7	20.0
Dividend yield	3.39	3.01	3.25	3.18	3.06	3.20	2.76
Price-to-earnings ratio (times)	12.5	13.8	12.3	12.1	13.0	12.5	13.0
Market-to-book value (times)	2.18	2.35	2.21	2.22	2.37	2.18	2.37
Net economic profit ($ millions) (a)	321	212	296	291	244	1,120	1,123
Return on average assets	0.85	0.72	0.79	0.81	0.83	0.79	0.85
Net interest margin	1.54	1.61	1.56	1.61	1.77	1.58	1.78
Net interest margin (teb) (a)	1.58	1.65	1.60	1.64	1.82	1.62	1.83
Non-interest revenue-to-total revenue	54.4	49.6	50.7	50.3	47.7	51.3	48.7
Non-interest revenue-to-total revenue (teb) (a)	53.8	49.0	50.1	49.7	47.1	50.7	48.0
Non-interest expense growth	9.6	2.6	0.9	(1.8)	(3.4)	2.8	1.1
Total capital ratio	11.76	11.08	11.30	11.50	11.31	11.76	11.31
Tier 1 capital ratio — U.S. basis	9.96	8.99	8.93	9.28	9.44	9.96	9.44
Equity-to-assets ratio (c)	4.7	4.7	4.6	4.4	4.8	4.7	4.8

All ratios in this report are based on unrounded numbers.
(a)	Refer to the “Non-GAAP Measures” section of the “Financial Performance Review” included in the Management’s Discussion and Analysis for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(b)	For the period ended, or as at, as appropriate.
(c)	The equity-to-asset ratio calculation has been revised to exclude non-controlling interest in subsidiaries from the numerator. Comparative ratios have been recalculated to conform to the current period’s presentation.
Financial Highlights

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

	For the three months ended					For the twelve months ended
	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,	October 31,
(Unaudited) (Canadian $ in millions, except as noted)	2005	2005	2005	2005	2004	2005	2004
					Restated		Restated
					(see Note 2)		(see Note 2)
Interest, Dividend and Fee Income
Loans	$2,098	$1,989	$1,843	$1,798	$1,696	$7,728	$6,743
Securities	457	484	461	428	367	1,830	1,476
Deposits with banks	164	170	160	112	104	606	438

	2,719	2,643	2,464	2,338	2,167	10,164	8,657

Interest Expense
Deposits	1,074	961	875	793	679	3,703	2,744
Subordinated debt	47	56	52	47	48	202	193
Preferred shares and capital trust securities (Note 2)	25	21	26	25	33	97	124
Other liabilities	379	391	330	275	231	1,375	798

	1,525	1,429	1,283	1,140	991	5,377	3,859

Net Interest Income	1,194	1,214	1,181	1,198	1,176	4,787	4,798
Provision for credit losses (Note 3)	57	73	6	43	(13)	179	(103)

Net Interest Income After Provision for Credit Losses	1,137	1,141	1,175	1,155	1,189	4,608	4,901

Non-Interest Revenue
Securities commissions and fees	272	255	299	266	241	1,092	1,055
Deposit and payment service charges	187	188	180	179	187	734	746
Trading revenues	169	83	60	101	22	413	200
Lending fees	76	89	73	75	81	313	317
Card fees (Note 2)	60	98	88	88	73	334	261
Investment management and custodial fees	77	79	74	75	75	305	307
Mutual fund revenues	116	113	106	102	96	437	378
Securitization revenues	34	26	33	20	43	113	177
Underwriting and advisory fees	101	92	77	87	79	357	343
Investment securities gains (Note 2)	79	37	12	37	37	165	175
Foreign exchange, other than trading	48	42	45	45	45	180	177
Insurance income	38	44	39	41	37	162	139
Other	169	51	130	97	57	447	276

	1,426	1,197	1,216	1,213	1,073	5,052	4,551

Net Interest Income and Non-Interest Revenue	2,563	2,338	2,391	2,368	2,262	9,660	9,452

Non-Interest Expense
Employee compensation (Note 8)	962	933	925	926	825	3,746	3,632
Premises and equipment	334	315	312	303	324	1,264	1,252
Amortization of intangible assets	22	24	24	24	25	94	104
Travel and business development	69	68	60	50	69	247	239
Communications	33	29	32	28	35	122	138
Business and capital taxes	28	29	26	24	29	107	99
Professional fees	65	58	59	61	71	243	262
Other	123	123	141	117	115	504	431

Total Non-Interest Expense	1,636	1,579	1,579	1,533	1,493	6,327	6,157

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	927	759	812	835	769	3,333	3,295
Income taxes	254	204	198	219	213	875	972

	673	555	614	616	556	2,458	2,323
Non-controlling interest in subsidiaries	16	14	14	14	5	58	17

Net Income	$657	$541	$600	$602	$551	$2,400	$2,306

Preferred share dividends	$8	$6	$8	$8	$5	$30	$31
Net income available to common shareholders	$649	$535	$592	$594	$546	$2,370	$2,275
Average common shares (in thousands)	500,383	499,152	499,415	501,268	500,635	500,060	501,656
Average diluted common shares (in thousands)	510,378	509,384	510,237	512,941	513,355	510,736	515,045

Earnings Per Share (Canadian $)
Basic	$1.30	$1.07	$1.19	$1.18	$1.08	$4.74	$4.53
Diluted	1.27	1.05	1.16	1.16	1.06	4.64	4.42

Dividends Declared Per Common Share	0.49	0.46	0.46	0.44	0.44	1.85	1.59

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
Financial Statements — Page 1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

	As at
	October 31,	July 31,	April 30,	January 31,	October 31,
(Unaudited) (Canadian $ in millions)	2005	2005	2005	2005	2004
					Restated
					(see Note 2)
Assets

Cash Resources	$20,721	$20,402	$21,141	$20,292	$18,045

Securities
Investment	12,936	14,175	15,698	15,174	15,017
Trading	44,309	43,146	43,717	38,009	35,444
Loan substitutes	11	11	11	11	11

	57,256	57,332	59,426	53,194	50,472

Loans
Residential mortgages	60,871	59,737	57,703	57,038	56,444
Consumer instalment and other personal	27,929	27,241	26,714	25,728	24,887
Credit cards	4,648	4,717	4,557	4,525	3,702
Businesses and governments	47,803	48,181	47,716	45,886	44,559
Securities borrowed or purchased under resale agreements	28,280	27,259	31,357	24,487	22,609

	169,531	167,135	168,047	157,664	152,201
Customers’ liability under acceptances	5,934	5,683	5,814	4,475	5,355
Allowance for credit losses (Note 3)	(1,128)	(1,200)	(1,220)	(1,314)	(1,308)

	174,337	171,618	172,641	160,825	156,248

Other Assets
Derivative financial instruments	31,517	26,174	23,031	22,778	25,448
Premises and equipment	1,847	1,863	1,875	2,012	2,020
Goodwill	1,091	1,604	1,632	1,602	1,507
Intangible assets	196	426	462	486	480
Other (Note 2)	10,567	10,970	12,148	32,905	10,974

	45,218	41,037	39,148	59,783	40,429

Total Assets	$297,532	$290,389	$292,356	$294,094	$265,194

Liabilities and Shareholders’ Equity

Deposits
Banks	$25,473	$25,265	$23,536	$24,488	$20,654
Businesses and governments	92,437	87,462	89,698	81,306	79,614
Individuals	75,883	76,023	77,811	76,538	74,922

	193,793	188,750	191,045	182,332	175,190

Other Liabilities
Derivative financial instruments	28,868	24,972	21,862	21,913	23,973
Acceptances	5,934	5,683	5,814	4,475	5,355
Securities sold but not yet purchased	16,142	14,703	13,674	11,783	10,441
Securities lent or sold under repurchase agreements	22,657	26,159	28,694	23,425	21,345
Other (Note 2)	12,203	11,826	12,887	32,579	12,156

	85,804	83,343	82,931	94,175	73,270

Subordinated Debt (Note 9)	2,469	3,099	3,420	2,909	2,395

Preferred Share Liability (Notes 2 & 10)	450	450	450	450	450

Capital Trust Securities (Note 2)	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 10)	4,618	4,585	4,512	4,492	4,453
Contributed surplus	20	18	15	12	10
Net unrealized foreign exchange loss	(612)	(483)	(380)	(432)	(497)
Retained earnings	9,840	9,477	9,213	9,006	8,773

	13,866	13,597	13,360	13,078	12,739

Total Liabilities and Shareholders’ Equity	$297,532	$290,389	$292,356	$294,094	$265,194

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
Financial Statements — Page 2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended		For the twelve months ended
(Unaudited) (Canadian $ in millions)	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
		Restated		Restated
		(see Note 2)		(see Note 2)
Preferred Shares
Balance at beginning of period	$596	$1,446	$596	$1,446
Impact of adopting new accounting requirements for liabilities and equity (Note 2)	—	(850)	—	(850)

Balance at beginning of period (as restated)	596	596	596	596

Balance at End of Period	596	596	596	596

Common Shares
Balance at beginning of period	3,989	3,818	3,857	3,662
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	18	16	71	60
Issued under the Stock Option Plan	21	35	146	180
Issued on the exchange of shares of a subsidiary corporation	—	—	2	2
Repurchased for cancellation (Note 10)	(6)	(12)	(54)	(47)

Balance at End of Period	4,022	3,857	4,022	3,857

Contributed Surplus
Balance at beginning of period	18	8	10	3
Stock option expense (Note 8)	2	2	10	7
Gain on treasury shares, net of applicable income taxes (Note 10)	—	—	—	15
Common shares repurchased for cancellation (Note 10)	—	—	—	(15)

Balance at End of Period	20	10	20	10

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of period	(483)	(173)	(497)	(195)
Unrealized loss on translation of net investments in foreign operations	(348)	(840)	(311)	(758)
Hedging gain	334	803	297	710
Income taxes	(115)	(287)	(101)	(254)

Balance at End of Period	(612)	(497)	(612)	(497)

Retained Earnings
Balance at beginning of period	9,477	8,526	8,773	7,566
Cumulative impact of adopting new accounting requirements for Variable Interest Entities, net of applicable income taxes (Note 2)	—	—	(42)	—

	9,477	8,526	8,731	7,566
Net income	657	551	2,400	2,306
Dividends — Preferred shares	(8)	(5)	(30)	(31)
— Common shares	(245)	(221)	(925)	(797)
Common shares repurchased for cancellation (Note 10)	(41)	(78)	(336)	(271)

Balance at End of Period	9,840	8,773	9,840	8,773

Total Shareholders’ Equity	$13,866	$12,739	$13,866	$12,739

The accompanying notes to consolidated financial statements are an integral part of these statements.
Financial Statements — Page 3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended		For the twelve months ended
(Unaudited) (Canadian $ in millions)	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
		Restated		Restated
		(see Note 2)		(see Note 2)
Cash Flows from Operating Activities
Net income	$657	$551	$2,400	$2,306
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	4	19	11	63
Net gain on investment securities	(83)	(56)	(176)	(238)
Net (increase) in trading securities	(1,163)	(467)	(8,865)	(449)
Provision for credit losses	57	(13)	179	(103)
Gain on sale of securitized loans	(24)	(28)	(82)	(127)
Change in derivative financial instruments
(Increase) in derivative asset	(5,343)	(6,123)	(6,069)	(4,232)
Increase in derivative liability	3,896	5,892	4,895	3,258
Amortization of premises and equipment	93	96	377	365
Amortization of intangible assets	22	25	94	104
Future income tax expense	127	21	91	157
Net decrease in current income taxes	(94)	(92)	(369)	(1,096)
Change in accrued interest
(Increase) in interest receivable	(69)	(11)	(230)	(30)
Increase in interest payable	71	60	155	7
Changes in other items and accruals, net	1,073	1,521	1,382	2,287
Gain on sale of Harrisdirect LLC (Note 6)	(49)	—	(49)	—
Gain on sales of land and buildings (Note 7)	(29)	—	(29)	—

Net Cash Provided by (Used in) Operating Activities	(854)	1,395	(6,285)	2,272

Cash Flows from Financing Activities
Net increase (decrease) in deposits	5,043	(5,869)	17,851	2,205
Net increase in securities sold but not yet purchased	1,439	146	5,701	2,186
Net increase (decrease) in securities lent or sold under repurchase agreements	(3,502)	38	1,312	(2,722)
Net increase (decrease) in liabilities of subsidiaries	(248)	360	(231)	491
Proceeds from issuance of securities of a subsidiary	447	595	447	595
Repayment of subordinated debt (Note 9)	(599)	—	(899)	(400)
Proceeds from issuance of subordinated debt (Note 9)	—	—	1,000	—
Redemption of preferred share liability	—	(400)	—	(400)
Proceeds from issuance of common shares	39	51	217	240
Proceeds from sales of treasury shares	—	—	—	149
Common shares repurchased for cancellation (Note 10)	(47)	(90)	(390)	(333)
Dividends paid	(253)	(226)	(955)	(829)

Net Cash Provided by (Used in) Financing Activities	2,319	(5,395)	24,053	1,182

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(768)	2,618	(2,885)	1,974
Purchases of investment securities	(2,870)	(4,601)	(14,600)	(24,773)
Maturities of investment securities	2,686	1,987	8,335	12,699
Proceeds from sales of investment securities	1,002	2,129	8,246	16,334
Net (increase) decrease in loans, customers’ liability under acceptances and loan substitute securities	(2,664)	1,218	(15,025)	(8,678)
Proceeds from securitization of loans	933	503	3,130	1,382
Net (increase) decrease in securities borrowed or purchased under resale agreements	(1,021)	118	(5,671)	(1,611)
Proceeds from sales of land and buildings	199	—	347	—
Premises and equipment — net purchases	(215)	(95)	(472)	(305)
Acquisitions (Note 5)	—	(2)	(194)	(385)
Proceeds from sale of Harrisdirect LLC (Note 6)	827	—	827	—

Net Cash Provided by (Used in) Investing Activities	(1,891)	3,875	(17,962)	(3,363)

Net Increase (Decrease) in Cash and Cash Equivalents	(426)	(125)	(194)	91
Cash and Cash Equivalents at Beginning of Period	2,838	2,731	2,606	2,515

Cash and Cash Equivalents at End of Period	$2,412	$2,606	$2,412	$2,606

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
Financial Statements — Page 4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2005
(Unaudited)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2004 as set out on pages 87 to 122 of our 2004 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2004, except as described in Note 2.

2.	Changes in Accounting Policies

Liabilities and Equity

On November 1, 2004, we adopted the Canadian Institute of Chartered Accountant’s (“CICA”) new accounting requirements on the classification of financial instruments as liabilities or equity. The new rules require that our preferred shares and capital trust securities, which are ultimately convertible into a variable number of our common shares at the holders’ option, be classified as liabilities. We reclassified $450 million of our Class B Preferred shares, Series 4 and 6 from share capital to preferred share liability. In addition, we also reclassified $1,150 million of our capital trust securities, Series A, B and C, previously recorded as non-controlling interest in subsidiaries in other liabilities, to capital trust securities. The dividends declared on those preferred shares as well as the distributions made on those capital trust securities are now recorded as interest expense. This change did not impact earnings per share or net income available to common shareholders since preferred share dividends are deducted from net income in determining those measures.

We have restated prior periods’ financial statements to be consistent with the new presentation. The impact of this change in accounting policy on the current and prior periods is as follows:

	For the three months ended					For the twelve months ended
	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,	October 31,
(Canadian $ in millions)	2005	2005	2005	2005	2004	2005	2004

Increase (decrease) in net income

Consolidated Statement of Income
Interest Expense – Preferred shares and capital trust securities	$(25)	$(21)	$(26)	$(25)	$(33)	$(97)	$(124)
Non-controlling interest in subsidiaries	10	10	11	11	11	42	43
Income taxes	9	9	10	9	10	37	36

Net Income	(6)	(2)	(5)	(5)	(12)	(18)	(45)
Preferred share dividends	6	2	5	5	12	18	45

Change in Net Income available to common shareholders	$—	$—	$—	$—	$—	$—	$—

	As at
	October 31,	July 31,	April 30,	January 31,	October 31,
(Canadian $ in millions)	2005	2005	2005	2005	2004

Increase (decrease)

Consolidated Balance Sheet
Preferred share liability	$450	$450	$450	$450	$450
Capital trust securities	1,150	1,150	1,150	1,150	1,150
Other liabilities	(1,150)	(1,150)	(1,150)	(1,150)	(1,150)
Share capital	(450)	(450)	(450)	(450)	(450)

Variable Interest Entities

On November 1, 2004, we adopted the CICA’s new accounting requirements on the consolidation of variable interest entities (“VIEs”). VIEs include entities where the equity is considered insufficient to finance the entity’s activities or for which the equity holders do not have a controlling financial interest. The new rules require that we consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters. Results for prior periods were not restated for this change.

Beginning on November 1, 2004, we consolidated our customer securitization vehicles. We grouped the assets and liabilities of these VIEs into other assets and other liabilities, respectively, and all impacts on net income before provision for income taxes were recorded in non-interest revenue - other as it was our intention to restructure these VIEs. The impact on our Consolidated Balance Sheet on November 1, 2004, was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in opening retained earnings of $42 million.

The impact on opening retained earnings arose because interest rate swaps held by our VIEs to hedge their exposure to interest rate risk did not qualify for hedge accounting prior to consolidation. The mark to market adjustments on those derivatives from their inception to November 1, 2004 would have been recognized in income. Since the new rules require us to reflect the results of the consolidated VIEs as if they had always been consolidated, without restatement of prior periods, the amount of mark to market losses prior to November 1, 2004 was recognized through our opening retained earnings. The adjustment was being amortized into income over the remaining life of the swaps. These derivatives qualified for hedge accounting while the VIEs were consolidated.
Financial Statement — Page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2005
(Unaudited)

2.	Changes in Accounting Policies (continued)

On April 29, 2005, we completed the restructuring of our customer securitization VIEs by either terminating or changing the terms of our swaps with the VIEs and amending some of the rights of noteholders in the VIEs. As a result they no longer meet the criteria for consolidation. The impact on the Consolidated Statement of Income of deconsolidating these entities on April 29, 2005, was an increase in non-interest revenue - other of $44 million, an increase in income taxes of $7 million and an increase in net income of $37 million, representing the reversal of the unamortized mark to market losses on swaps that had been charged against retained earnings. As these VIEs are no longer consolidated, there was no impact on the Consolidated Statement of Income for the three months ended October 31, 2005.

Our involvement with these and other VIEs is summarized in Note 8 to our consolidated financial statements for the year ended October 31, 2004, as set out on pages 96 and 97 of our 2004 Annual Report.

Merchant Banking Investments

On November 1, 2004, we adopted the CICA’s new accounting requirements applicable to our merchant banking subsidiaries. The new rules require these subsidiaries to account for their investments at fair value with changes in fair value recorded in net income. Previously, these subsidiaries accounted for their investments at cost. The impact of this change in accounting on our Consolidated Statement of Income for the year ended October 31, 2005, including the initial adjustment to fair value on November 1, 2004, was an increase of $50 million in non-interest revenue — investment securities gains (losses), an increase in income taxes of $18 million and an increase in net income of $32 million.

Change in Accounting Estimate

We increased the estimate of the liability associated with our credit card customer loyalty program. The change in estimate was due to further refinements made to the methodology used to determine the liability. The impact of this change on our Consolidated Statement of Income for the fourth quarter ended October 31, 2005 was a reduction in non-interest revenue — card fees of $40 million, a decrease in income taxes of $14 million and a decrease in net income of $26 million.

Future Change in Accounting Policy

The CICA has issued new rules that will require us to include the potential conversion of certain of our preferred shares and capital trust securities to common shares in the calculation of diluted earnings per share. The effective date has not been finalized; however, we expect to adopt these new rules in the year ended October 31, 2006. Diluted earnings per share of prior periods will be restated upon adoption. Under the new standard our diluted earnings per share for the years ended October 31, 2005 and 2004 would be reduced by $0.06 and $0.09, respectively ($0.02 and $0.02 for the three months ended October 31, 2005 and 2004).

3.	Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at October 31, 2005 and October 31, 2004 there was no allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

	For the three months ended						For the twelve months ended
	Specific allowance		General allowance		Total		Specific allowance		General allowance		Total
	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,
(Canadian $ in millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Balance at beginning of period	$228	$427	$972	$1,060	$1,200	$1,487	$298	$611	$1,010	$1,180	$1,308	$1,791
Provision for credit losses	57	37	—	(50)	57	(13)	219	67	(40)	(170)	179	(103)
Recoveries	15	25	—	—	15	25	67	131	—	—	67	131
Write-offs	(125)	(131)	—	—	(125)	(131)	(419)	(470)	—	—	(419)	(470)
Foreign exchange and other	(6)	(60)	(13)	—	(19)	(60)	4	(41)	(11)	—	(7)	(41)

Balance at end of period	$169	$298	$959	$1,010	$1,128	$1,308	$169	$298	$959	$1,010	$1,128	$1,308

4.	Securitization

During the year ended October 31, 2005, we securitized residential mortgages totalling $3,137 million for total cash proceeds of $3,130 million ($936 million and $933 million respectively, for the three months ended October 31, 2005). The key weighted average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.7 years, a prepayment rate of 10.97%, an interest rate of 4.76% and a discount rate of 3.41%. (4.9 years and 15.02%, 4.35%, and 3.08% respectively, for the three months ended October 31, 2005). There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $30 million of gains in non-interest revenue - securitization revenues, $123 million of deferred purchase price in other assets and $24 million of servicing liability in other liabilities related to the securitization of those loans ($10 million, $32 million and $7 million respectively, for the three months ended October 31, 2005).

In addition, gains on sales of loans sold to all revolving securitization vehicles were $52 million, for the year ended October 31, 2005, (gain of $14 million for the three months ended October 31, 2005).
Financial Statement — Page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2005
(Unaudited)

5.	Acquisition
Mercantile Bancorp, Inc.

On December 30, 2004, we completed the acquisition of Indiana-based Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million. As part of this transaction, we also acquired a small real estate company, Lake Commercial Corp. (collectively “MBI”). The results of MBI’s operations have been included in our consolidated financial statements since that date. The acquisition of MBI provides us with the opportunity to expand our community banking services into Northwest Indiana. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. MBI is part of our Retail and Commercial Banking reporting unit within the Personal and Commercial Client Group.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

Mercantile
(Canadian $ in millions)	Bancorp, Inc.

Cash resources	$111
Securities	166
Loans	620
Premises and equipment	18
Goodwill	91
Core deposit intangible asset	15
Other assets	25

Total assets	1,046

Deposits	752
Other liabilities	100

Total liabilities	852

Purchase price	$194

Future Acquisition

On July 7, 2005, we announced the acquisition of Chicago-based Villa Park Trust and Savings Bank (“Villa Park”), a community bank, for total cash consideration of approximately $81 million. The acquisition of Villa Park is expected to close in December 2005. The acquisition of Villa Park will provide us with the opportunity to expand our banking services in the Chicago, Illinois market. The results of Villa Park’s operations will be included in our consolidated financial statements as of the date of acquisition.

6.	Disposition of Harrisdirect LLC

On October 6, 2005, we sold our interest in our U.S. direct investing operations Harrisdirect LLC to E*Trade Financial Corporation for cash proceeds of $827 million (US$700 million). The gain of $49 million was recorded in non-interest revenue - other in our Consolidated Statement of Income ($18 million, after tax). Included in the gain is $29 million (US$25 million) representing the estimated reimbursement by Harrisdirect LLC of mutual fund program fees related to our Harris Insight Funds. Certain costs associated with the transaction have not been finalized; if actual costs differ from the estimates, the impact would be recorded in future periods. We have provided the purchaser standard indemnifications as part of the purchase and sale agreement.

Our Consolidated Statement of Income includes the results of Harrisdirect LLC, including the gain on sale in 2005, as follows:

	For the three months ended		For the twelve months ended
(Canadian $ in millions)	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004

Net Interest Income	$18	$17	$68	$66
Non-Interest Revenue	78	33	184	179

	96	50	252	245
Non-Interest Expense	60	59	243	271
Income taxes	24	(4)	14	(11)

Net Income	$12	$(5)	$(5)	$(15)

7.	Premises and Equipment

On September 23, 2005, we sold the office tower located at 350 - 7th Avenue South West in Calgary. The gain on sale was $58 million before tax, of which $29 million was recorded in the Consolidated Statement of Income. The remaining $29 million was deferred and will be recorded as a reduction in rental expense over the terms of the leases in the building, which expire between 2015 and 2025. The deferred gain as at October 31, 2005 was $29 million.

On March 1, 2005, we sold the land and building located at 111 West Monroe Street in Chicago and concurrently entered into lease agreements at market rates for approximately 50% of the building. The gain on sale of $5 million was deferred and will be recorded as a reduction of rental expense over the terms of our leases in the building, which expire between 2013 and 2035. The deferred gain as at October 31, 2005 was $5 million.

8.	Employee Compensation

Stock Options

During the year ended October 31, 2005, we granted a total of 1,471,764 stock options. The weighted-average fair value of these options was $10.34 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the twelve months ended October 31, 2005

Expected dividend yield	3.1%
Expected share price volatility	22.8%
Risk-free rate of return	4.2%
Expected period until exercise	7.1 years

Financial Statement — Page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2005
(Unaudited)

8.	Employee Compensation (continued)

The impact on our net income and earnings per share if we had recorded stock option expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date is as follows:

	For the three months ended			For the twelve months ended
(Canadian $ in millions, except earnings per share figures)	October 31, 2005	October 31, 2004		October 31, 2005	October 31, 2004

Stock option expense included in employee compensation expense	$2	$2		$10	$7

Net income, as reported	$657	$551	(1)	$2,400	$2,306	(1)
Additional expense that would have been recorded if we had expensed the fair value of all outstanding stock options granted before November 1, 2002	2	6		11	29

Pro forma net income	$655	$545		$2,389	$2,277

Earnings Per Share
Basic, as reported	$1.30	$1.08		$4.74	$4.53
Basic, pro forma	1.30	1.08		4.72	4.48
Diluted, as reported	1.27	1.06		4.64	4.42
Diluted, pro forma	1.27	1.05		4.62	4.36

(1)	Restated, refer to Note 2.
Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses as follows:

	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
(Canadian $ in millions)	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004

Benefits earned by employees	$33	$32	$4	$4
Interest cost on accrued benefit liability	53	49	13	9
Actuarial loss recognized in expense	19	20	2	3
Amortization of plan amendment costs	1	1	(3)	(2)
Expected return on plan assets	(58)	(51)	(1)	(1)

Benefits expense	48	51	15	13
Canada and Quebec pension plan expense	7	6	—	—
Defined contribution expense	3	3	—	—

Total pension and other employee future benefit expenses	$58	$60	$15	$13

	Pension benefit plans		Other employee future benefit plans
	For the twelve months ended		For the twelve months ended
(Canadian $ in millions)	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004

Benefits earned by employees	$127	$120	$17	$16
Interest cost on accrued benefit liability	205	201	46	44
Actuarial loss recognized in expense	69	77	10	10
Amortization of plan amendment costs	4	2	(7)	(7)
Expected return on plan assets	(230)	(213)	(5)	(4)

Benefits expense	175	187	61	59
Canada and Quebec pension plan expense	45	45	—	—
Defined contribution expense	11	11	—	—

Total pension and other employee future benefit expenses	$231	$243	$61	$59

9.	Subordinated Debt

On September 13, 2005, we redeemed all of our 8.80% Debentures, Series 18, due 2010, totalling $250 million. The debentures were redeemed at a redemption price equal to the principal amount plus unpaid accrued interest to the redemption date. There were no gains or losses on our redemption. On September 15, 2005, our US$300 million 6.10% Notes matured.

On June 8, 2005, we redeemed all of our 6.60% Series B Medium -Term Notes, First Tranche due 2010, totalling $300 million. The notes were redeemed at a redemption price equal to the principal amount plus unpaid accrued interest to the redemption date.

On April 22, 2005, we issued $500 million of subordinated debt under our Canadian Medium -Term Note Program. The issue, Series C Medium — Term Notes, Second Tranche, is due April 2020. Interest on this issue is payable semi-annually at a fixed rate of 4.87% until April 22, 2015, and at a floating rate equal to the rate on three month term Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.

On January 21, 2005, we issued $500 million of subordinated debt under our Canadian Medium -Term Note Program. The issue, Series C Medium -Term Notes, First Tranche, is due January 2015. Interest on this issue is payable semi-annually at a fixed rate of 4.00% until January 21, 2010, and at a floating rate equal to the rate on three month term Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.
Financial Statement — Page 8

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2005
(Unaudited)

10.	Share Capital

On September 7, 2005, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 15,000,000 common shares, approximately 3% of our outstanding common shares.

We participated in a normal course issuer bid during the period from August 10, 2004 to August 6, 2005. Under this bid, we were able to repurchase up to 15,000,000 common shares, approximately 3% of our outstanding common shares.

During the three months ended October 31, 2005, we repurchased 816,300 shares at an average cost of $57.71 per share, totalling $47 million (1,665,400 shares, $54.30, and $90 million respectively, for the three months ended October 31, 2004). During the twelve months ended October 31, 2005, we repurchased 6,957,800 shares at an average cost of $56.04 per share, totalling $390 million (6,220,500 shares, $53.63, and $333 million respectively, for the twelve months ended October 31, 2004).

Treasury Shares

Effective November 1, 2003, purchases and sales of Bank of Montreal shares by subsidiaries were recorded in shareholders’ equity, with any gain included in contributed surplus. Prior to November 1, 2003, these shares were recorded as trading securities at market value, with related dividends and realized and unrealized gains and losses included in trading revenues. The impact of this change on our Consolidated Statement of Changes in Shareholders’ Equity was an increase in contributed surplus of $15 million for the year ended October 31, 2004 (nil for the year ended October 31, 2005).

Share Capital Outstanding (a)
		October 31, 2005
		Principal
(Canadian $ in millions, except as noted)	Number	Amount	Convertible into...

Preferred Shares — classified as liabilities
Class B – Series 4	8,000,000	$200	common shares (b)
Class B – Series 6	10,000,000	250	common shares (b)

Preferred Shares — classified as liabilities		450

Preferred Shares — classified as equity
Class B – Series 5	8,000,000	200	—
Class B – Series 10 (c)	12,000,000	396	common shares (b)

Preferred Shares — classified as equity		596
Common Shares	500,219,068	4,022	—

Total outstanding share capital — classified as equity		$4,618

Stock options issued under stock option plan		n/a	26,919,349 common shares

(a)	For additional information refer to Notes 18 and 19 to our consolidated financial statements for the year ended October 31, 2004 on pages 108 to 111 of our 2004 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.
n/a – not applicable
11.	Legal Proceedings

During the second quarter ended April 30, 2005, we recorded a $25 million provision for a legal claim against a company acquired by the Private Client Group in the United States in 2002. Subsequently, an agreement was reached with the counterparty and all amounts have been settled.

12.	United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in the following:

	For the three months ended		For the twelve months ended
(Canadian $ in millions, except earnings per share figures)	October 31, 2005	October 31, 2004(1)	October 31, 2005	October 31, 2004(1)

Net Income — Canadian GAAP	$657	$551	$2,400	$2,306
United States GAAP adjustments	(15)	(10)	(124)	(65)

Net Income — United States GAAP	$642	$541	$2,276	$2,241

Earnings Per Share
Basic — Canadian GAAP	$1.30	$1.08	$4.74	$4.53
Basic — United States GAAP	1.27	1.04	4.49	4.31
Diluted — Canadian GAAP	1.27	1.06	4.64	4.42
Diluted — United States GAAP	1.24	1.02	4.40	4.20

(1)	For the three months and twelve months ended October 31, 2004, net income — Canadian GAAP has been restated to conform to the current period’s presentation (see Note 2). Consequently, the United States GAAP adjustments amount for those periods have also been restated to reflect this change. Net income and earnings per share — United States GAAP remain the same as previously reported.
Financial Statement — Page 9

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2005
(Unaudited)

13.	Operating and Geographic Segmentation

Operating Groups

We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our operating groups may not be comparable with other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to- revenue (productivity) ratio.

Personal and Commercial Client Group

Personal and Commercial Client Group (“P&C”) offers a full range of products and services to personal and business clients in Canada and the United States through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group

Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.

Investment Banking Group

Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including public and private debt and equity underwriting, cash management, corporate lending, securitization, foreign exchange and trade finance. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

Corporate Support, including Technology and Solutions

Corporate Support, includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&S manages, maintains and provides governance over information technology, real estate, operations services and sourcing for the Bank. The unit focuses on enterprise-wide priorities that improve quality and efficiency. Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG, and IBG and only minor amounts are retained in T&S’ results. As such, results for Corporate Support largely reflect operating results of Corporate units.

Corporate Support also includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields.

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle.
Differences between expected loss provisions and provisions required under GAAP are included in Corporate Support.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Support.
Financial Statement — Page 10

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2005
(Unaudited)

13.	Operating and Geographic Segmentation (continued)

(Canadian $ in millions)

For the three months ended				Corporate	Total	Teb	Total
October 31, 2005	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)

Net interest income	$925	$147	$185	$(33)	$1,224	$(30)	$1,194
Non-interest revenue	407	425	520	74	1,426	—	1,426

Total Revenue	1,332	572	705	41	2,650	(30)	2,620
Provision for credit losses	74	1	24	(42)	57	—	57
Non-interest expense	815	389	372	60	1,636	—	1,636

Income before taxes and non-controlling interest in subsidiaries	443	182	309	23	957	(30)	927
Income taxes	138	75	84	(13)	284	(30)	254
Non-controlling interest in subsidiaries	—	—	—	16	16	—	16

Net Income	$305	$107	$225	$20	$657	$—	$657

Average Assets	$130,719	$6,912	$163,114	$5,891	$306,636	$—	$306,636

Goodwill (As At)	$661	$327	$100	$3	$1,091	$—	$1,091

For the three months ended				Corporate	Total	Teb	Total
October 31, 2004 (Restated)(1)	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)

Net interest income	$859	$132	$280	$(65)	$1,206	$(30)	$1,176
Non-interest revenue	400	312	322	39	1,073	—	1,073

Total Revenue	1,259	444	602	(26)	2,279	(30)	2,249
Provision for credit losses	74	1	44	(132)	(13)	—	(13)
Non-interest expense	776	362	290	65	1,493	—	1,493

Income before taxes and non-controlling interest in subsidiaries	409	81	268	41	799	(30)	769
Income taxes	142	28	77	(4)	243	(30)	213
Non-controlling interest in subsidiaries	—	—	—	5	5	—	5

Net Income	$267	$53	$191	$40	$551	$—	$551

Average Assets	$121,533	$7,204	$132,399	$2,951	$264,087	$—	$264,087

Goodwill (As At)	$588	$814	$102	$3	$1,507	$—	$1,507

For the twelve months ended				Corporate	Total	Teb	Total
October 31, 2005	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)

Net interest income	$3,561	$577	$965	$(197)	$4,906	$(119)	$4,787
Non-interest revenue	1,655	1,459	1,776	162	5,052	—	5,052

Total Revenue	5,216	2,036	2,741	(35)	9,958	(119)	9,839
Provision for credit losses	299	4	98	(222)	179	—	179
Non-interest expense	3,142	1,520	1,477	188	6,327	—	6,327

Income before taxes and non-controlling interest in subsidiaries	1,775	512	1,166	(1)	3,452	(119)	3,333
Income taxes	576	192	314	(88)	994	(119)	875
Non-controlling interest in subsidiaries	—	—	—	58	58	—	58

Net Income	$1,199	$320	$852	$29	$2,400	$—	$2,400

Average Assets	$127,018	$7,061	$163,848	$5,233	$303,160	$—	$303,160

Goodwill (As At)	$661	$327	$100	$3	$1,091	$—	$1,091

For the twelve months ended				Corporate	Total	Teb	Total
October 31, 2004 (Restated)(1)	P&C	PCG	IBG	Support(2)	(teb basis)(3)	adjustments	(GAAP basis)

Net interest income	$3,352	$533	$1,260	$(208)	$4,937	$(139)	$4,798
Non-interest revenue	1,525	1,318	1,508	200	4,551	—	4,551

Total Revenue	4,877	1,851	2,768	(8)	9,488	(139)	9,349
Provision for credit losses	299	5	138	(545)	(103)	—	(103)
Non-interest expense	3,077	1,504	1,405	171	6,157	—	6,157

Income before taxes and non-controlling interest in subsidiaries	1,501	342	1,225	366	3,434	(139)	3,295
Income taxes	518	115	393	85	1,111	(139)	972
Non-controlling interest in subsidiaries	1	—	—	16	17	—	17

Net Income	$982	$227	$832	$265	$2,306	$—	$2,306

Average Assets	$117,126	$7,145	$141,691	$3,830	$269,792	$—	$269,792

Goodwill (As At)	$588	$814	$102	$3	$1,507	$—	$1,507

(1)	See Note 2 and Inter-Group Allocations section.
(2)	Corporate Support includes Technology and Solutions.
(3)	Taxable equivalent basis — see Basis of Presentation section.
Financial Statements — Page 11

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2005
(Unaudited)

13.	Operating and Geographic Segmentation (continued)

Geographic Information

We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

(Canadian $ in millions), Taxable equivalent basis(1)
For the three months ended
October 31, 2005	Canada	United States	Other Countries	Total

Net interest income	$890	$301	$33	$1,224
Non-interest revenue	1,001	386	39	1,426

Total Revenue	1,891	687	72	2,650
Provision for credit losses	52	6	(1)	57
Non-interest expense	1,115	484	37	1,636

Income before taxes and non-controlling interest in subsidiaries	724	197	36	957
Income taxes	208	90	(14)	284
Non-controlling interest in subsidiaries	11	5	—	16

Net Income	$505	$102	$50	$657

Average Assets	$197,390	$83,315	$25,931	$306,636

For the three months ended
October 31, 2004 (Restated)(2)	Canada	United States	Other Countries	Total

Net interest income	$837	$336	$33	$1,206
Non-interest revenue	796	244	33	1,073

Total Revenue	1,633	580	66	2,279
Provision for credit losses	10	(1)	(22)	(13)
Non-interest expense	966	487	40	1,493

Income before taxes and non-controlling interest in subsidiaries	657	94	48	799
Income taxes	207	29	7	243
Non-controlling interest in subsidiaries	1	4	—	5

Net Income	$449	$61	$41	$551

Average Assets	$178,699	$64,002	$21,386	$264,087

For the twelve months ended
October 31, 2005	Canada	United States	Other Countries	Total

Net interest income	$3,504	$1,266	$136	$4,906
Non-interest revenue	3,544	1,345	163	5,052

Total Revenue	7,048	2,611	299	9,958
Provision for credit losses	192	14	(27)	179
Non-interest expense	4,344	1,855	128	6,327

Income before taxes and non-controlling interest in subsidiaries	2,512	742	198	3,452
Income taxes	798	248	(52)	994
Non-controlling interest in subsidiaries	36	22	—	58

Net Income	$1,678	$472	$250	$2,400

Average Assets	$201,950	$75,621	$25,589	$303,160

For the twelve months ended
October 31, 2004 (Restated)(2)	Canada	United States	Other Countries	Total

Net interest income	$3,331	$1,438	$168	$4,937
Non-interest revenue	3,200	1,200	151	4,551

Total Revenue	6,531	2,638	319	9,488
Provision for credit losses	(1)	(46)	(56)	(103)
Non-interest expense	4,062	1,960	135	6,157

Income before taxes and non-controlling interest in subsidiaries	2,470	724	240	3,434
Income taxes	795	279	37	1,111
Non-controlling interest in subsidiaries	2	15	—	17

Net Income	$1,673	$430	$203	$2,306

Average Assets	$177,410	$68,743	$23,639	$269,792

(1)	Taxable equivalent basis — see Basis of Presentation section.
(2)	See Note 2 and Inter-Group Allocations section.
Financial Statements — Page 12

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the twelve months ended October 31, 2005
(Unaudited)

13.	Operating and Geographic Segmentation (continued)

Changes to Inter-Group Allocations
On November 1, 2004, we implemented new funds transfer pricing and cost methodologies. The new funds transfer pricing methodology is matched-maturity based, and the cost system is activity based. These enhancements provide more detailed profitability information. Although there is no impact on consolidated results, these changes had small impacts on the profit and loss of our operating segments. Historical reclassifications were performed to better align the comparative results of the banking groups. The impact of these changes on the prior period results are as follows:

(Canadian $ in millions) increase/(decrease)
For the three months ended				Corporate
October 31, 2004	P&C	PCG	IBG	Support(1)	Total

Net interest income	$(25)	$12	$—	$13	$—
Non-interest revenue	16	(10)	(5)	(1)	—

Total Revenue	(9)	2	(5)	12	—
Provision for credit losses	—	—	—	—	—
Non-interest expense	(2)	1	(5)	6	—

Income before taxes and non-controlling interest in subsidiaries	(7)	1	—	6	—
Income taxes	(3)	1	—	2	—
Non-controlling interest in subsidiaries	—	—	—	—	—

Net Income	$(4)	$—	$—	$4	$—

Average Assets	$(1,923)	$1,923	$—	$—	$—

(1)	Corporate Support includes Technology and Solutions.

(Canadian $ in millions) increase/(decrease)
For the twelve months ended				Corporate
October 31, 2004	P&C	PCG	IBG	Support(1)	Total

Net interest income	$(71)	$38	$(1)	$34	$—
Non-interest revenue	58	(35)	(19)	(4)	—

Total Revenue	(13)	3	(20)	30	—
Provision for credit losses	(3)	3	—	—	—
Non-interest expense	(5)	3	(23)	25	—

Income before taxes and non-controlling interest in subsidiaries	(5)	(3)	3	5	—
Income taxes	(2)	(1)	1	2	—
Non-controlling interest in subsidiaries	—	—	—	—	—

Net Income	$(3)	$(2)	$2	$3	$—

Average Assets	$(1,859)	$1,859	$—	$—	$—

(1)	Corporate Support includes Technology and Solutions.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes.

Financial Statements — Page 13